

07024220

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME West Fraser Timber Co. Ltd.

*CURRENT ADDRESS 501 - 858 Beatty Street

Vancouver, BC V6B 1C1

Canada

**FORMER NAME PROCESSED

**NEW ADDRESS JUN 11 2007

THOMSON FINANCIAL

FILE NO. 82- 35087 FISCAL YEAR 12/31/08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/7/07

60

WEST FRASER TIMBER CO. LTD. ANNUAL REPORT 2005

Fifty years down the road

WEST FRASER TIMBER CO. LTD. ANNUAL REPORT 2005

Annual Information Form dated January 31, 2006

FIFTY YEARS DOWN THE ROAD

West Fraser was founded in 1955 when three brothers, Sam, Bill and Pete Ketcham, pooled their resources to buy a small planing mill in Quesnel, British Columbia.

With little more than sheer determination and a driving desire to succeed, the three brothers, together with a group of pioneering employees, helped pave the way for what West Fraser is today – one of North America's leading forest products companies still anchored in its core values, including teamwork, frugality, innovation and competitiveness.

Fifty years down the road, West Fraser has grown from a one mill planing operation with a 12-person crew to a major North American business. Our 6,900 employees produce lumber, LVL, plywood, pulp, linerboard, kraft paper and newsprint at more than 30 facilities in British Columbia, Alberta and the U.S. South.

TABLE OF CONTENTS

Map of Operations 1 Financial and Operating Highlights 2 50th Anniversary Highlights 4 Chairman's Report 6
Annual Information Form 10 Corporate Structure 10 History 12 Fibre Supply 12 Lumber 16 Panels 17
Pulp & Paper 18 External Issues Affecting The Business 20 Directors and Officers 23 Audit Committee 25
Management's Discussion & Analysis 30 Revenue and Earnings Comparison 32 Fourth Quarter Results 33
Lumber 35 Panels 37 Pulp & Paper 38 Significant Management Judgments 40 Risks and Uncertainties 43
Business Outlook 2006 46 Responsibility of Management 48 Auditors' Report 49 Financial Statements 50
Environmental Report 68 Six-year Financial Review 74 Corporate Information 76 Glossary 78

West Fraser Operations

LUMBER



1. Terrace
2. Smithers
3. Houston
4. Burns Lake (2)
5. Fraser Lake
6. Chetwynd
7. Quesnel (3)
8. Williams Lake
9. 100 Mile House
10. Chasm
11. Red Earth
12. Slave Lake
13. Blue Ridge
14. Hinton
15. Sundre
16. Huttig, Arkansas
17. Joyce, Louisiana

PLYWOOD



23. Quesnel
24. Williams Lake
25. Slave Lake
26. Edmonton

MDF



27. Quesnel
28. Blue Ridge

LVL



29. Rocky Mountain House

PULP & PAPER



18. Kitimat
19. Quesnel (2)
20. Hinton
21. Slave Lake
22. Whitecourt

FINANCIAL AND OPERATING HIGHLIGHTS


Sales
($ millions)
4000
3500
3000
2500
2000
1500
1000
500
0
01 02 03 04 05


Earnings
($ millions)
250
200
150
100
50
0
01 02 03 04 05


EBITDA
($ millions)
500
400
300
200
100
0
01 02 03 04 05


Shareholders' Equity
($ millions)
2000
1500
1000
500
0
01 02 03 04 05


Return on
Shareholders' Equity
(%)
15
12
09
06
03
0
01 02 03 04 05


Cash Dividends per
Common Share ($)
0.6
0.5
0.4
0.3
0.2
0.1
0
01 02 03 04 05


Capital Expenditures
($ millions)
250
200
150
100
50
0
01 02 03 04 05

FINANCIAL AND OPERATING HIGHLIGHTS

Earnings ($ millions)		2005	2004
Sales		3,577	2,400
EBITDA		447	442
Operating earnings		191	288
Earnings		108	212
Cash flow from operating activities		30	395
Common Share Data (in dollars per share, except shares outstanding)			
Shares outstanding (thousands)			
Weighted average (basic)		42,731	36,848
Year end		42,757	42,745
Earnings Per Share	— Basic	2.52	5.75
	— Diluted	2.49	5.36
Cash dividends		0.56	0.56
Common shareholders' equity		43.64	41.68
Price range			
	— High (2005 - March 16 ; 2004 - Sept 25)	54.87	55.10
	— Low (2005 - Nov 3 ; 2004 - Feb 2)	38.30	36.16
	— Close	41.22	48.20
Financial Position ($ millions)			
Working capital		370	403
Total assets		3,634	3,927
Long-term debt (excluding current portion)		624	736
Shareholders' equity		1,866	1,782
Analytical Data			
Current ratio		1.60	1.50
Capital expenditures and acquisitions ($ millions)		224	1,264
Net debt to capitalization (%)		29.4	25.3
Return on common shareholders' equity (%)		5.9	14.9
Lumber (MMfbm)			
	Production	4,212	2,772
	Shipments	4,190	2,734
Sales ($ millions)		2,021	1,475
Operating earnings ($ millions)		206	298
Panels			
LVL (Mcf)	Production	3,179	–
	Shipments	3,134	–
MDF (3/4" MMsf)	Production	294	285
	Shipments	290	288
Plywood (3/8" MMsf)	Production	721	249
	Shipments	713	256
Sales ($ millions)		511	284
Operating earnings ($ millions)		27	45
Pulp and Paper (MTonnes)			
Linerboard	Production	337	341
	Shipments	331	344
Kraft paper	Productions	112	105
	Shipments	127	101
BCTMP	Production	551	522
	Shipments	550	495
NBSK	Production	581	-
	Shipments	570	-
Newsprint	Production	130	135
	Shipments	129	134
Sales ($ millions)		1,045	641
Operating earnings ($ millions)		(30)	(15)

Throughout this Annual Report, reference is made to EBITDA (defined as operating earnings plus amortization), which West Fraser considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

FIFTY YEARS DOWN THE ROAD:

A Retrospective

West Fraser was established in 1955 when three brothers, Sam, Pete and Bill Ketcham, pooled their resources to buy a small planing mill in Quesnel, B.C. The past 50 years have been marked by significant growth and expansion, highlighted by strategic acquisitions in Canada and the U.S. West Fraser's hard-working and dedicated employees have always been an important part of the Company's success.





Top row, from left: West Fraser founders Sam, Bill and Pete Ketcham were friends as brothers and business partners. • In 1955, the purchase of Two Mile Planing Mills brought with it a crew of 12 pioneers. Bottom row, from left: Ken Chesley, Fred Kirsch and Ken Seaman capture the entrepreneurial spirit of West Fraser's pioneers. • A work-hard play-hard philosophy has always prevailed at West Fraser, as shown in this 1970 picnic photo including Ernie Thony, Gary Townsend, Doug Floyd and Al Dupilka.





1955 – 2005 MILESTONES

1955: Sam, Bill and Pete Ketcham buy Two Mile Planing Mills in Quesnel, BC.

1975: Sam Ketcham plants West Fraser's one millionth tree after two decades of rapid growth.

1977: Company president Sam Ketcham and Phil Bodman, vice-president of forestry, are killed in a helicopter crash near Quesnel, B.C.

1980: An era of growth and diversification is marked by entry into the pulp and paper business.

1986: West Fraser common shares begin trading on the Toronto Stock Exchange one year after Hank Ketcham is appointed president and chief executive officer.


WEST FRASER
TIMBER PARK











Top row: In 1995, West Fraser donated an 80-acre parcel of land to Quesnel to create West Fraser Timber Park. • **Middle row, from left:** In 1994, West Fraser voluntarily relinquished all cutting rights in the Kitlope Valley without compensation. • Among others, B.C.'s Premier Gordon Campbell (centre) and co-founder Bill Ketcham (third from right) helped at the May 2005 groundbreaking for a new mill at the site of West Fraser's first operation, Two Mile Planing Mills. **Bottom row, from left:** At West Fraser's mill in Huttig, Arkansas, Todd Bridges, Mike Procell, Rick Dundas and Phil Jones. • Roy Link came to West Fraser with the acquisition of Weldwood in 2004.

1995: Acquisition of Alberta Energy's forest products division.

2000: Sawmills in Huttig, Arkansas and Joyce, Louisiana are purchased.

2001: West Fraser sells its home improvement business.

2004: Weldwood is acquired.

2005: Construction begins on a new sawmill in Quesnel, B.C. with production to commence in the third quarter of 2006.

CHAIRMAN'S REPORT

The year 2005 marked the 50th anniversary of West Fraser's founding. In the fall of 1955, Bill, Pete and Sam Ketcham pooled their resources to buy a small planing mill in what was then the Village of Quesnel, British Columbia. From this humble beginning, West Fraser has grown to become one of Canada's largest forest products companies and North America's third-largest lumber producer.

The key values instilled in the Company by our founders have driven West Fraser's growth over the past half century. Integrity, humility, teamwork, frugality, innovation, competitiveness and respect for fellow employees are words that define West Fraser's organizational culture and, quite simply, the way we do business every day. We firmly believe that our culture, which has set us apart from our competition since the earliest days at Two Mile Planing Mills, will continue to secure our success and performance.

Financial Results

West Fraser marked its 50 years of operation in what proved to be a very challenging year for our industry. The rapid rise of the Canadian dollar combined with record high energy costs and lower prices for lumber and plywood reduced the Company's profitability.

In 2005, West Fraser earned $108 million or $2.49 per share, on sales of $3,577 million. This compares to earnings of $212 million or $5.36 per share, on sales of $2,400 million for 2004. EBITDA was $447 million or 12% of sales compared to $442 million or 18% of sales for 2004.

One Company, One Vision

2005 was a very significant year for West Fraser, not only because of our 50 year milestone, but also because it marked a full year of operation with the acquired Weldwood facilities. On January 1, 2005, we began the process of integrating Weldwood's mills and systems, and bringing its talented and dedicated employees into the West Fraser family.

In a short 12-month period, we adjusted our management structure, implemented a consistent operating approach, centralized our lumber and plywood sales groups in Quesnel, expanded our information technology function to support an extended operational infrastructure and established a kraft pulp sales group in Vancouver. We also initiated an aggressive systems integration process to create a common technology platform. Although this effort will continue through 2006, we believe our integration process is substantially complete. Today we have a much larger and stronger Company with employees who share a common vision for success.

When West Fraser acquired Weldwood, we projected achieving pre-tax synergies at an annual rate of $80 million by the end of the third year after the transaction closed. After only one year, we have achieved almost $70 million of our targeted synergy rate on a going-forward basis and we expect to achieve the full targeted rate by the end of 2006. We remain focused on identifying opportunities to achieve synergies wherever possible.



Henry H. Ketcham, Chairman of the Board, President & Chief Executive Officer. Photographed at one of West Fraser's Quesnel Operations.

Safety

In 2005, we continued to strengthen the core systems used to manage West Fraser's safety program and made significant progress improving our safety culture. These advances resulted in a substantially reduced medical incident rate as compared to 2004. Our progress was tragically overshadowed, however, by the loss of two long-term and dedicated employees who were fatally injured at our work sites. We will never forget these men or the impact of their deaths on the friends and families who grieve their loss.

At West Fraser, we remain committed to achieving the industry's most effective health and safety program. We believe that we are on a road of continuous safety improvement and, while we will never reach the end of this journey, our commitment to our employees and our shareholders is to proceed farther down this road every year.

Year In Review

Our sawmills performed well during the year with production and lumber recovery records set at several facilities in both Canada and the United States. We continued to share best practices across our operations to identify efficiency and productivity opportunities. We also realized significant benefits from the capital improvement program carried out during the year. Finally, we broke ground for our new state-of-the-art sawmill in Quesnel. We expect the new mill to start up in the third quarter of 2006.

Despite record U.S. housing starts in 2005, lumber prices were depressed from the previous year because of an excess of supply resulting in part from increased imports from offshore producers. Over the past decade, lumber imports to the U.S. from Europe have soared, increasing by almost two billion board feet. These lumber imports have become a significant factor in the North American market and have the potential to rise considerably in the future.

Our panel operations performed well in 2005 with increased production and shipments primarily reflecting the acquisition of two plywood mills. Our LVL facility operated well throughout the year and established an annual production record.

Our pulp and paper operations performed satisfactorily during the year and we are proud of the progress made at our Kitimat linerboard and kraft paper facility, which set various production records in 2005. Despite these efforts, the pulp and paper business suffered from depressed prices and overcapacity, a trend expected to continue as lower-cost producers come on stream.

Key external factors seriously eroded our financial performance in all business lines. Chief among these factors was the continually strengthening Canadian dollar, which has increased more than 34% against the U.S. dollar since 2003. The strengthening of the Canadian dollar relative to its U.S. counterpart is a troubling trend for our business and reinforces our need to be among the industry's lowest cost and most efficient operators.

Rapidly increasing fuel and energy costs also eroded our profitability during the year, particularly in our panel, and pulp and paper operations. We are actively seeking opportunities to reduce these costs by identifying alternate sources of fuel, specifically by displacing the use of natural gas with wood waste where possible.

Among the most frustrating external pressures affecting our business was the continuation of the softwood lumber dispute with the United States. Despite positive rulings from NAFTA during 2005 – which should have ended the dispute and resulted in the refund of cash deposits with interest – we continued to make duty deposits and incur substantial legal expenses fighting for rights that should be guaranteed through international trade agreements. While we will continue to search for a fair, constructive and long-term negotiated settlement to this dispute, we will continue to aggressively pursue our legal rights.

The mountain pine beetle epidemic continued to spread in British Columbia. We are dealing with the situation by concentrating our harvesting in beetle-infested areas and continuing to upgrade our sawmills to more effectively process the beetle-affected logs. In addition, we are committed to working with government officials in Alberta to protect our timber tenures from the spread of the mountain pine beetle.

We have no doubt that the complex and varied challenges confronting West Fraser in 2005 will continue in the years ahead. But we are also confident that our business model positions our Company to effectively manage these ongoing pressures. This includes maintaining a focus on cost control and reinvesting profits to maintain the industry's most modern and efficient facilities, while operating according to deep-rooted organizational values that encourage and inspire West Fraser's people to be the best.

In 2005, Ernie Thony, our Vice-President of Lumber Sales retired after 35 years of distinguished service with West Fraser. During his tenure, Ernie made a great contribution to our Company and to the industry.

During the year we welcomed Bob Phillips, who has a wealth of business experience, to our Board. Bob has already contributed as an active and dedicated director.

The year 2005 was a challenging one for our employees as they adjusted to a new and larger company. I want to thank all employees for their hard work and the enthusiasm they exhibited throughout the year.

On behalf of the Board of Directors,



Henry H. Ketcham
Chairman of the Board,
President & Chief Executive Officer

ANNUAL INFORMATION FORM







B.C.
100 Mile House
Burns Lake (90%)[1]
Chasm
Chetwynd
Decker Lake (90%)[1]
Fraser Lake
Houston
Quesnel (3 mills)
Smithers
Terrace
Williams Lake

Alberta
Blue Ridge[2]
Hinton
Red Earth (50%)[3]
Slave Lake[4]
Sundre[5]

U.S.
Huttig[6]
Joyce[6]

MDF
Blue Ridge[7]
Quesnel

Plywood
Edmonton[4]
Quesnel
Williams Lake

Veneer & LVL
Rocky Mountain House[5]
Slave Lake[4]

Linerboard & Kraft Paper
Kitimat

Pulp
Hinton
Quesnel
Quesnel (50%)[8]
Slave Lake[9]

Newsprint
Whitecourt (50%)[10]

[1] Joint-venture interest in Babine Forest Products Company owned through West Fraser Mills Ltd. and through Babine Forest Products Limited, an 85% owned subsidiary.
[2] Owned through Blue Ridge Lumber Inc., a wholly-owned subsidiary.
[3] Joint-venture interest in Seehta Forest Products Ltd.
[4] Owned through Alberta Plywood Ltd., a wholly-owned subsidiary.
[5] Owned through Sundre Forest Products Inc., a wholly-owned subsidiary.
[6] Owned through West Fraser (South), Inc., a wholly-owned subsidiary.
[7] Owned through Ranger Board Inc., a wholly-owned subsidiary.
[8] Joint-venture interest in Cariboo Pulp & Paper Company.
[9] Owned through Slave Lake Pulp Holdings Ltd., a wholly-owned subsidiary.
[10] Joint-venture interest in Alberta Newsprint Company owned through West Fraser Newsprint Ltd., a wholly-owned subsidiary.

ANNUAL INFORMATION FORM

Business Overview

West Fraser is an integrated forest products company producing lumber, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. Most of the forest products manufactured by the Company are sold outside Canada as commodities. West Fraser holds timber harvesting rights representing approximately 12.4 million m^3 of AAC providing raw material for its Canadian manufacturing operations. It also has a long-term agreement for the supply of a substantial amount of the fibre required by its sawmills in the southern United States. All of the fibre requirements of West Fraser's pulp and paper operations and MDF plants can be satisfied, directly or indirectly, from its own operations. The current annual capacities of West Fraser's wholly-owned manufacturing facilities and joint-venture facilities is approximately 4,700 MMfbm of lumber; 3,200 Mcf of LVL; 820 MMsf of plywood (3/8"); 300 MMsf of MDF (3/4"); 450,000 tonnes of linerboard and kraft paper; 555,000 tonnes of BCTMP; 585,000 tonnes of NBSK and 135,000 tonnes of newsprint.

Corporate Structure

The chart on page 10 shows the relationship of West Fraser Timber Co. Ltd. (the "Company" or "West Fraser") to its principal direct and indirect subsidiaries and the joint ventures in which they participate and, where less than 100%, the percentage of direct or indirect ownership by the Company.

West Fraser, which began operations in 1955, assumed its present form in 1966 by amalgamation of a group of companies under the laws of British Columbia. The Company's principal operating subsidiary, West Fraser Mills Ltd. ("West Fraser Mills"), subsists under the laws of British Columbia and took its present form on January 1, 2005 when it was amalgamated with Weldwood of Canada Limited ("Weldwood"), which was acquired by West Fraser Mills on December 31, 2004.

Blue Ridge Lumber Inc., Ranger Board Inc., Slave Lake Pulp Holdings Ltd. and Sundre Forest Products Inc. are incorporated under the laws of Alberta. Alberta Plywood Ltd., Seehta Forest Products Ltd. and West Fraser Newsprint Ltd. subsist under the laws of Canada. Babine Forest Products Limited is incorporated under the laws of British Columbia. West Fraser (South), Inc. is incorporated under the laws of Delaware. Alberta Newsprint Company ("ANC") is an unincorporated joint venture governed by the laws of Alberta. Cariboo Pulp & Paper Company and Babine Forest Products Company are each unincorporated joint ventures governed by the laws of British Columbia.

West Fraser's executive office is at 858 Beatty Street, Suite 501, Vancouver, British Columbia, V6B 1C1.

Forward-looking Statements

This Annual Information Form, and the Annual Report of which it forms a part, contain historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These statements are not guaranteed by the Company and actual outcomes will depend on a number of factors that could affect the ability of the Company to execute its business plans, including those matters described under "Risk Factors." Accordingly, readers should exercise caution in relying upon forward-looking statements.

History

West Fraser was founded in 1955 when three brothers, Henry H. Ketcham Jr., William P. Ketcham and Samuel K. Ketcham acquired a lumber planing mill at Quesnel, B.C. From 1955 to 1979, the business expanded through the acquisition of a number of sawmills and related timber rights in the Interior of British Columbia and the development of a small chain of retail building supply stores. Recent key milestones in the Company's history are:

1979 Formation of the Quesnel River Pulp ("QRP") joint venture, in which West Fraser owned 50%, to construct and operate a pulp mill at Quesnel, B.C. West Fraser's ownership increased to 100% in 2002.

1981 Acquisition of a 40% interest in Eurocan Pulp & Paper Co., which owned a linerboard and kraft paper mill at Kitimat, B.C., two sawmills and partial interests in two joint-venture sawmills elsewhere in British Columbia. West Fraser's ownership was increased to 50% in 1984 and 100% in 1993.

1989 Formation of the ANC joint venture to construct and operate a newsprint mill at Whitecourt, Alta., with West Fraser owning a 50% interest.

1995 Acquisition of the Blue Ridge sawmill and Ranger Board MDF plant, both at Blue Ridge, Alta., and the Slave Lake Pulp mill at Slave Lake, Alta.

1996 Construction completed and operations begin at the WestPine MDF plant at Quesnel, B.C.

1999 Acquisition of a plywood plant in Edmonton, Alta., and a veneer plant and stud mill at Slave Lake, Alta.

2000 Acquisition of two sawmills in the southern United States.

2001 Acquisition of a sawmill at Chasm, B.C.
Sale of timber plantations in Uruguay.
Sale of retail home improvement business.

2004 Acquisition of Weldwood, an integrated forest products business.

Sales Revenue ($ millions) **Table 1**

Year Ended December 31	**2005**	2004	2003	2002	2001
Lumber	**2,021**	1,475	1,141	1,149	997
Panels	**511**	284	230	247	246
Pulp & Paper	**1,045**	641	550	590	609
Total	**3,577**	2,400	1,921	1,986	1,852

Fibre Supply

British Columbia

The province owns about 95% of the timberland in British Columbia. Timber harvesting operations are regulated by the provincial government under various laws which empower the Ministry of Forests to grant various forms of timber tenures, including forest licences, Tree Farm Licences ("TFL") and timber sale licences.

A forest licence confers the right to harvest a specified volume of timber from public lands, and usually has a term of 15 years. A TFL has a term of 25 years and requires the licensee to manage a defined land area on a sustained-yield basis. Recent legislation covering these tenures enables the government to offer replacement tenures at any time between the fourth and ninth anniversaries of the dates on which they were granted. Replacement of a forest licence or TFL is subject to satisfactory performance by the licensee and to agreement between the licensee and the government. The government may also grant short-term, non-replaceable forest licences.

West Fraser's timber tenures were due for replacement in 2003. However, the replacement was delayed as a result of legislative changes, and the Company expects the Ministry will make replacement offers over the next three years. The government is required to consult with interested First Nations groups before making replacement offers. This requirement has delayed the process and may result in the addition of new terms and conditions to tenures, some of which could adversely affect the Company's rights.

The annual allowable cut ("AAC") is determined by a licensee for a TFL and by the Ministry of Forests for a forest licence. In all cases, the AAC must be approved by the Chief Forester of the province. Annual cut levels are limited by five-year maximum levels.

The Forest Act requires the Chief Forester to review the AAC for each timber supply area and TFL at least once every five years to ensure that it reflects current information, practices and government policies. The most recent review began in 2002 and is scheduled for completion in 2007. All tenures in which West Fraser has an interest are currently in compliance with their cut control requirements.

Effective March 31, 2003, the government of British Columbia reduced the AAC allocated to holders of long-term tenures by 20%. Each specified corporate group holding timber tenures was subject to an overall 20% reduction with an exemption for the first 200,000 m^3 of AAC held. This reduced the AAC of West Fraser's tenures by approximately 1.3 million m^3. Legislation provides for compensation both for the reduction of AAC and for costs incurred for affected roads and bridges. Allocation of the reduction to specific licences has now been completed.

Alberta

The province owns more than 90% of the timberland in Alberta. Forest operations on public lands are regulated by the provincial government under the *Forests Act*, which empowers the Minister of Sustainable Resource Development to grant various forms of timber tenures, including forest management agreements ("FMA"), timber quotas and timber permits. An FMA gives the holder rights to establish, grow and harvest timber on a defined land area. An FMA generally has a 20-year term with further 20-year renewal periods. Each FMA requires the holder to conduct a forest inventory and prepare a detailed forest management plan to determine the AAC and to have annual operating plans approved by the Minister.

A timber quota is renewable and gives the holder the right to harvest, during a period of 20 years, a specified percentage of the AAC for a Forest Management Unit, as determined by the Minister. In areas where there is no FMA, the Minister is responsible for completing a forest inventory, preparing a forest management plan and allocating a volume of timber to be harvested by each quota holder. A quota holder must obtain a timber licence issued by the Minister that describes the area planned for timber harvesting and the period during which the timber is to be harvested, usually three to five years. The volume of timber that may be harvested under a timber quota may be varied by the Minister, and generally is subject to review by the Minister every five years.

Table II summarizes the timber tenures supplying the mills that West Fraser owns or in which it has an interest, the AAC and the actual harvest in 2005.

Timber Tenures (000 m³) — Table II

Location	Tenure[1]	Expiry	AAC	Harvest
B.C.	Long-term[2,3]	2013-2026	5,625	5,957
	Short-term[2]	2006-2009	740	620
Alberta	Coniferous Long-term	2006-2018	4,985	4,790
	Deciduous Long-term	2009-2019	1,053	568

[1] Long-term tenures include TFLs, FMAs, timber quotas and forest licences, which are renewable timber tenures. Short-term tenures include non-replaceable forest licences.
[2] After taking into account the legislated 20% AAC reduction.
[3] Includes AAC of approximately 350,000 m³ related to tenures held for divestiture (Babine Operations).

Annual log requirements for West Fraser's Canadian sawmills, LVL plant and plywood facilities operating at the capacity described in this Annual Information Form, including its proportionate share of the requirements for the partly-owned sawmills, total approximately 16 million m^3, of which approximately 68% can be obtained from the tenures described in Table II. The remaining requirements are met by open-market purchases.

U.S. South

West Fraser's sawmills at Joyce, Louisiana and Huttig, Arkansas, consume approximately 1.3 million m^3 of logs annually, of which approximately 60% is supplied under a long-term agreement. The balance is obtained on the open market.

Harvesting Operations

All of West Fraser's harvesting operations are carried out by independent contractors, except in Hinton, Alta. In January 2006, the Company announced plans to sell its Hinton timber harvesting operation. All harvesting operations are supervised by woodlands staff to ensure compliance with the terms of applicable timber tenures, statutes and regulations, and with West Fraser's policies.

Reforestation

Timber tenures in British Columbia and Alberta require the holders to carry out reforestation to ensure re-establishment of the forest after harvesting. Determining how to reforest a particular area is based on the climate, terrain, species and other factors affecting regeneration. Each of West Fraser's reforestation projects is planned and supervised by its forestry staff and is approved by the relevant government authority.

Stumpage

The provinces of British Columbia and Alberta levy a fee commonly referred to as stumpage on timber harvested on provincial land. Under the current systems in Alberta and British Columbia, stumpage is principally tied to product prices.

An exception to this has occurred with respect to beetle-affected timber which has been sold at lower stumpage rates in order to induce a higher level of processing of these deteriorating logs. The B.C. government has announced its intention to adjust beetle-affected timber stumpage rates upwards, and certain other timber stumpage rates downward, effective April 1, 2006.

In January 2006, the Alberta government introduced a new stumpage schedule for sawlogs which reflects updated industry cost estimates. The province also began to charge stumpage as logs are delivered to the mill rather than as they are processed which will have the effect of accelerating the timing of stumpage payments.

Wood Chip Supply

Substantially all of West Fraser's wood chip requirements are supplied directly or indirectly from its own operations. This reduces its exposure to risks associated with wood chip price fluctuations and supply shortages and surpluses. The fibre requirements of the Company's B.C. pulp and paper mills and MDF plant are met primarily by West Fraser's sawmilling operations in British Columbia.

The Alberta MDF plant obtains its fibre from the Blue Ridge sawmill and other sawmills in the area. Most of the fibre requirements of the Slave Lake Pulp mill are available under the Slave Lake FMA, and additional fibre is obtained from industrial salvage and log purchases from local suppliers which is processed at Slave Lake's facilities.

The Hinton pulp mill obtains its fibre from the Hinton sawmill and other sawmills in the area, including West Fraser sawmills, and from pulp logs processed at the mill site. Almost all of the fibre requirements of the ANC newsprint mill are obtained from local sawmills, including the Blue Ridge sawmill, through log-for-chip trading of logs harvested from ANC's tenures. The balance is obtained from direct fibre purchases.

Capital Expenditures and Acquisitions

West Fraser invests in upgrading and expanding its facilities and operations. Table III shows the capital expenditures and acquisitions during the past five years.

Capital Expenditures and Acquisitions ($ millions) **Table III**

Year Ended December 31	2005	2004	2003	2002	2001
Lumber	**147**	95	56	84	74
Panels	**24**	10	5	12	9
Pulp & Paper	**47**	32	17	20	29
Corporate & Other	**6**	3	1	7	1
	224	140	79	123	113
Acquisitions	–	1,124	6	–	30
Total	**224**	1,264	85	123	143

Human Resources

At December 31, 2005, West Fraser employed approximately 6,900 individuals, including the Company's share of joint-venture operations. Total remuneration paid to these employees in 2005 was approximately $511 million. Approximately 48% of West Fraser's employees are covered by collective agreements. The significant agreements expire in 2007, (covering 1% of employees), 2008 (covering 18% of employees), and 2009 (covering 29% of employees).

Markets

West Fraser's products are sold in markets open to a number of producers with similar products. Purchasing decisions by customers are primarily based on price, quality and service. Prices and sales volumes are influenced by general economic conditions. Table IV highlights selected average benchmark prices for the past five years for the type of products produced by West Fraser, although these prices do not necessarily reflect those obtained by West Fraser.

Average Transaction Prices (In US$, except plywood) — **Table IV**

	2005	2004	2003	2002	2001
2x4 random length SPF (per Mfbm)[1]	**353**	394	277	270	286
SYP #2 West 2x4 (per Mfbm)[2]	**422**	387	331	302	326
Plywood (per Msf 3/8" basis)[3] Cdn$	**387**	531	442	405	362
MDF (per Msf 3/4" basis)[4]	**414**	392	365	355	356
Newsprint (per tonne)[5]	**600**	544	493	455	575
NBSK (per tonne)[6]	**646**	640	553	488	547
Linerboard (per tonne)[7]	**472**	461	404	443	474

Sources:
[1] Random Lengths – 2x4, #2 & Better – Net FOB mill.
[2] Random Lengths – 2x4 – Net FOB mill westside.
[3] Crow's Market Report – Delivered Toronto.
[4] Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.
[5] Resource Information Systems, Inc.– U.S. delivered 48.8 gram newsprint.
[6] Pulp and Paper Week – U.S. list price.
[7] Pulp and Paper Week – Unbleached linerboard kraft, East.

Research and Development

West Fraser supports industry research and development organizations, and conducts research and development at several plants to improve processes, maximize resource utilization and develop new products and environmental applications.

Lumber

Lumber Capacity and Production (MMfbm)[1] — **Table V**

	2005	2004	2003	2002	2001
Capacity – year end	**4,700**	3,030	2,860	2,600	2,380
Production:					
Quesnel	**366**	378	368	337	310
Quesnel Finger-Joint	**15**	15	14	15	14
Williams Lake	**244**	239	222	197	153
Smithers	**301**	289	264	224	204
Chetwynd	**250**	250	244	232	205
Fraser Lake	**321**	349	336	269	238
Terrace	**90**	81	36	83	76
Chasm	**283**	254	229	138	19
Houston[2]	**339**	165	154	148	131
Burns Lake[2,3]	**282**	87	84	81	75
Decker Lake[2,3]	**75**	24	22	21	16
Northstar[2]	**158**	–	–	–	–
100 Mile[2]	**245**	–	–	–	–
Blue Ridge	**283**	289	273	264	233
Slave Lake	**24**	24	26	27	28
Red Earth[4]	**37**	26	23	28	29
Hinton[2]	**268**	–	–	–	–
Sundre[2]	**243**	–	–	–	–
Huttig	**168**	113	110	101	94
Joyce	**220**	189	189	182	182
Other	–	–	–	–	5
Total Production	**4,212**	2,772	2,594	2,347	2,012

[1] Table reflects 100% capacity and production for consolidated operations. For years prior to 2005, Houston, Burns Lake and Decker Lake were accounted for as joint ventures and therefore figures reflect West Fraser's ownership percentage.
[2] 2005 reflects December 31, 2004 acquisition.
[3] Operations to be divested.
[4] Shut down indefinitely September 2005.

Operations: West Fraser produces lumber and by-product wood chips from 18 sawmills, and has a plant at Quesnel producing finger-jointed studs out of by-product trim blocks. The Company also has wood treating facilities at the Sundre and Decker Lake sawmills.

Sales: Lumber produced by West Fraser's Canadian wholly-owned and joint-venture sawmills was sold by its North American sales department, which was consolidated in Quesnel, B.C. in 2005. U.S. production was sold by West Fraser's sales group in West Monroe, Louisiana. An export sales office in Vancouver serves customers in Japan, China and other key offshore markets. Offshore sales activities were complemented by the presence of a customer service office in Japan.

West Fraser sold to wholesale distributors, buying cooperatives, lumber brokers, retailers and remanufacturers, as well as to lumber treating businesses. From time to time the Company purchases lumber for resale in order to meet the timing, quantity or quality requirements of its customers.

The lumber industry is subject to cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above affect the level of housing construction starts, which is generally regarded as the most relevant indicator of lumber demand.

In 2005, approximately 72% of the Company's lumber sales by value went to customers in the United States, 20% to customers in Canada and 8% to customers in Asia, predominantly Japan. Most lumber sold to North American customers was shipped by rail, although some product was shipped by truck or by ocean vessels. Offshore sales were shipped through public terminals in Vancouver.

As a result of the significant dependence on the U.S. market, the profitability of West Fraser's lumber operations is heavily influenced by the relative value of the Canadian dollar versus the U.S. dollar.

Panels

Panels Capacity and Production — **Table VI**

	2005	2004	2003	2002	2001
MDF (MMsf 3/4" basis)					
Capacity – year end	**300**	290	270	250	240
Production:					
Ranger Board	**158**	155	149	138	136
WestPine	**136**	130	112	111	114
Total Production	**294**	285	261	249	250
Plywood (MMsf 3/8" basis)					
Capacity – year end	**820**	280	270	260	240
Production:					
Alberta Plywood	**251**	249	248	235	248
Williams Lake[1]	**248**	–	–	–	–
Quesnel[1]	**222**	–	–	–	–
Total Production	**721**	249	248	235	248
LVL (Mcf)					
Capacity – year end	**3,200**	–	–	–	–
Total Production[1]	**3,179**	–	–	–	–

[1]Acquired December 31, 2004.

ANNUAL INFORMATION FORM

Operations: Panel operations include MDF, plywood, LVL and veneer (used in the production of plywood and LVL). West Fraser produces MDF in two plants, each of which has the flexibility to manufacture varying thicknesses and sizes. Plywood operations consist of a veneer plant in Slave Lake, and plywood plants producing primarily standard softwood sheathing plywood in Edmonton, Williams Lake and Quesnel. West Fraser also operates an LVL plant in Rocky Mountain House.

Sales: In 2005, MDF was marketed under the names "Ranger™" and "WestPine™". MDF was sold through an Edmonton-based sales office and through distributors under the direction of West Fraser's sales personnel. In 2005, approximately 32% of MDF sales by value went to customers in Canada, 61% to customers in the U.S. and 7% to customers in Asia.

West Fraser's plywood sales offices in Edmonton and Vancouver were consolidated and relocated to the Quesnel solid wood sales office. West Fraser sold plywood to retail outlets, wholesale distributors, remanufacturers and treating businesses. In 2005, approximately 88% of plywood sales by value went to Canada, 11% to the United States and the balance went to offshore customers. Plywood delivered to North American customers was shipped by both rail and truck.

LVL, which is used in beam and header applications and as I-joist flange, was sold by the Company's Calgary sales office. In 2005, approximately 60% of LVL sales were made to U.S. customers, with the balance to Canadian customers. The Company sells primarily to independent distributors and manufacturers who package West Fraser's LVL with other engineered products to provide customers with a complete engineered system. Product was shipped by both rail and truck.

Pulp and Paper

Pulp Capacity and Production (Mtonnes)[1] — Table VII

	2005	2004	2003	2002	2001
BCTMP					
Capacity – year end	**555**	550	550	540	375
Production:					
QRP	**333**	307	310	190	176
Slave Lake Pulp	**218**	215	213	207	185
Total Production	**551**	522	523	397	361
NBSK					
Capacity – year end	**585**	–	–	–	–
Production:					
Hinton[2]	**420**	–	–	–	–
Cariboo[2,3]	**161**	–	–	–	–
Total Production	**581**	–	–	–	–

[1] Reflects additional 50% ownership of QRP acquired November 1, 2002.
[2] Acquired December 31, 2004.
[3] Reflects West Fraser's share of ownership.

Pulp

Operations: West Fraser produces BCTMP primarily from aspen at the Slave Lake Pulp mill and BCTMP and TMP mostly from softwood at the QRP mill. These pulps are used by paper manufacturers to produce printing and writing papers, paperboard products and a variety of other paper grades. NBSK is produced at the Hinton and Cariboo pulp mills. NBSK is used by paper manufacturers to produce a variety of paper products, including printing and writing papers, and tissue products.

Sales: In 2005, all sales were made by West Fraser's pulp and paper sales department located in Vancouver. Of these sales, approximately 41% by value went to customers in

North America, 29% to customers in Asia, 13% to customers in Europe and the balance to offshore customers. Pulp was shipped within North America primarily by rail. Pulp sold to offshore customers was transported by train to Vancouver and then shipped by bulk and container vessels.

Linerboard and Kraft Paper

Linerboard and Kraft Paper Capacity and Production (Mtonnes) — Table VIII

	2005	2004	2003[1]	2002	2001
Capacity – year end	**450**	450	450	450	450
Production:					
Linerboard	**337**	341	205	305	305
Kraft Paper	**112**	105	75	105	102
Total Production	**449**	446	280	410	407

[1]Production affected by a 110-day strike.

Operations: West Fraser produces unbleached linerboard and kraft paper at its Kitimat mill. Linerboard is produced in basis weights ranging from 125 to 400 grams per square metre, and is distributed worldwide to producers of corrugated shipping containers. Kraft paper is manufactured in basis weights ranging from 60 to 147 grams per square metre, and is used in producing multi-wall industrial sacks and in various specialty products.

Sales: In 2005, approximately 30% of all sales by value went to customers in North America, 20% to customers in Asia, 14% to customers in Europe, and the balance to customers in other markets. All sales were made by West Fraser's pulp and paper sales department located in Vancouver. Most overseas sales were arranged through the worldwide sales network of Stora Enso Oyj under a long-term agency agreement. North American-bound product was shipped by a combination of barge, rail and truck. Product sold offshore was either shipped directly from Kitimat via bulk vessels or barged to Vancouver for shipment by container vessels.

Newsprint

Newsprint Capacity and Production[1] (Mtonnes) — Table IX

	2005	2004	2003	2002	2001
Capacity – year end	**135**	135	133	130	130
Production	**130**	135	127	128	120

[1]Reflects West Fraser's 50% share of ownership.

Operations: The ANC mill in Whitecourt, Alta. produces standard newsprint in two basis weights: 45 and 48.5 grams per square metre.

Sales: In 2005, newsprint was sold to various publishers in North America through a partnership owned indirectly by the ANC owners. Approximately 71% of all sales by value were to customers in the United States and the balance to customers in Canada.

Risk Factors

A detailed discussion of risk factors is included in "Management's Discussion & Analysis – Risks and Uncertainties," which is incorporated herein by reference.

External Issues Affecting West Fraser's Business in 2005

Economic Conditions

West Fraser's earnings are sensitive to changes in world economic conditions, primarily those in North America, Europe and Asia. Most of the Company's revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. Since most of these sales are in foreign currencies, mainly U.S. dollars, currency exchange fluctuations are also a major factor for West Fraser.

Softwood Lumber Dispute

On May 22, 2002, the United States Department of Commerce imposed countervailing duty ("CVD") and antidumping duty ("ADD") orders on shipments of softwood lumber from Canada. From the implementation of these measures until December 20, 2004, West Fraser made cash deposits to the U.S. Treasury of 18.79% of softwood lumber sales values under the CVD order and 2.18% under the ADD order.

Effective December 20, 2004, the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005. Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively as a result of the final determination in the second Administrative Review.

During 2003-2005, Canada's appeals of the allegations of subsidy and dumping through the World Trade Organization ("WTO") and the North American Free Trade Agreement ("NAFTA") resulted in several decisions in Canada's favour, which should have ended the dispute, revoked the orders and led to a full refund of deposits. However, the United States continues to collect and hold the deposits. The ongoing dispute has now moved to U.S. courts.

Energy

West Fraser's exposure to energy costs include the purchase of electricity, natural gas, gasoline, diesel fuels, fuel surcharges on purchased transportation, and resins and other natural gas-based chemicals and supplies.

In British Columbia, electricity is purchased from the provincial utility at regulated prices based largely on generation costs. In Alberta, West Fraser is effectively hedged against electricity market price fluctuations for approximately 90% of its consumption through ownership of fixed long-term purchase agreements that provide electricity based on generation costs and inflation, which are currently below prevailing market prices.

The Company's pulp and paper, and newsprint operations are significant consumers of energy. Both the Hinton and Cariboo pulp mills have cogeneration facilities that produce a portion of their energy requirements. The Kitimat mill is installing a cogeneration facility that will produce a portion of its energy requirements.

Environment

West Fraser's operations are subject to various federal, provincial and local environmental protection laws. The Company has internal programs under which all forestry and manufacturing operations are audited for compliance with applicable laws and standards, and with West Fraser's management systems. All of the Company's woodlands operations in Canada, and the harvesting operations of its key U.S. suppliers, are third-party certified to internationally-recognized sustainable forest management standards.

The Safety & Environment Committee of the Company's Board of Directors participates in reviews of environmental matters and makes recommendations to the Board from time to time. The Committee periodically tours selected West Fraser operations. As a responsible environmental steward, West Fraser has adopted an Environmental Policy, a copy of which is contained in this Annual Report.

First Nations Claims

The potential existence of aboriginal title and rights over substantial portions of British Columbia, including areas where the Company's timber tenures are located, has created uncertainty with respect to property rights and natural resource development in the province. The Supreme Court of Canada ("SCC") determined in 1997 that aboriginal groups ("First Nations") may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. Very few areas of British Columbia are the subject of such treaties.

In 2004, the SCC confirmed that the Crown must consult with First Nations before authorizing any activity that might infringe on their interests in certain circumstances and, when appropriate to do so, seek to accommodate those interests by minimizing interference with them. Authorizations requiring consultation may include approval of cutting permits and required ministerial action relating to the transfer or renewal of Crown timber harvesting tenures. The process of consultation and, when appropriate, accommodation is currently not clearly defined, creating some uncertainty with respect to Crown timber harvesting rights held by forestry companies in British Columbia, including West Fraser.

Failure of the government of British Columbia to adequately discharge its obligations to First Nations may affect the validity of its actions in dealing with public rights, including the granting of Crown timber harvesting rights. This uncertainty may be alleviated by the province's Consultation Policy and its "New Relationship" process and principles, the negotiation of Forest and Range Agreements, the negotiation of treaties with First Nations and further judgments of the courts. At this time, the Company cannot predict whether First Nations claims will have a material adverse affect on its timber harvesting rights or on its ability to exercise or renew them, or secure other timber harvesting rights.

Capital Structure

Share Capital and Markets for Securities

The authorized share capital of the Company consists of 230,000,000 shares divided into:

(a) 200,000,000 Common shares
(b) 20,000,000 Class B Common shares, and
(c) 10,000,000 Preferred shares, issuable in series.

The Common shares and Class B Common shares are equal in all respects, including the right to dividends, except that each Class B Common share may at any time be exchanged for one Common share. The Common shares are listed and traded on the Toronto Stock Exchange under the symbol WFT. As at December 31, 2005, the issued share capital consisted of 37,871,786 Common shares and 4,885,206 Class B Common shares.

Market for Securities

The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company's Common shares on the Toronto Stock Exchange for each month of the most recently completed financial year.

Table X

	High	Low	Close	Volume (000s)
January	50.00	44.02	47.10	1,641
February	54.00	46.95	52.27	1,016
March	54.87	48.25	50.80	1,413
April	53.00	43.37	45.00	1,090
May	47.00	43.25	46.37	1,288
June	49.98	45.22	47.25	705
July	51.50	46.40	48.01	844
August	49.58	45.47	46.75	1,091
September	48.99	42.00	44.44	848
October	46.30	39.75	40.95	849
November	42.99	38.30	41.25	628
December	42.57	39.35	41.22	1,440

Source: www.tradingdata.tsx.com.

Dividends

The declaration and payment of dividends is within the discretion of the Board of Directors of the Company. Historically, dividends have been declared on a quarterly basis payable after the end of each quarter. The Company declared cash dividends of $0.14 per quarter per Common share and Class B Common share. There can be no assurance that dividends will continue to be declared and paid by the Company in the future as the discretion of the Board of Directors will be exercised from time to time taking into account the circumstances of the Company at the time.

Transfer Agent

West Fraser's transfer agent and registrar is CIBC Mellon Trust Company with registers of transfers in Vancouver and Toronto.

Experts

West Fraser's auditor is PricewaterhouseCoopers LLP ("PWC"), who prepared the Auditors' Report included with the Company's Consolidated Financial Statements for the year ended December 31, 2005. PWC has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia as of February 9, 2006.

Directors and Officers

Directors

The names and municipalities of residence of the directors of the Company, their principal occupations during the past five years and the periods during which they have been directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
Henry H. Ketcham Vancouver, British Columbia	Chairman of the Board, President and Chief Executive Officer	September 16, 1985
Clark S. Binkley[1,3 & 4] Cambridge, Massachusetts	Managing Director, International Forestry Investment Advisors (Advisory Services)	February 13, 1992
J. Duncan Gibson[1,2 & 4] Toronto, Ontario	Investor	April 29, 1997
William H. Ketcham[3 & 4] New York, New York	Managing Director, Serafin Partners LLP (private investment)	April 23, 2002
William P. Ketcham[1 & 4] Seattle, Washington	Chairman of the Board, Henry H. Ketcham Lumber Co., Inc. (private investment)	December 1, 1966
Harald H. Ludwig[2 & 4] West Vancouver, British Columbia	President, Macluan Capital Corporation (diversified manufacturing)	May 2, 1995
Brian F. MacNeill[2,4 & 5] Calgary, Alberta	Chairman, Petro-Canada Inc. (energy, exploration, development, refining and marketing)	September 19, 2000
Robert L. Phillips[3 & 4] Vancouver, British Columbia	Corporate Director	April 28, 2005
Janice G. Rennie[1,3 & 4] Edmonton, Alberta	Independent Investor, Director and Business Adviser	April 28, 2004

[1] Member of the Audit Committee.
[2] Member of the Compensation Committee.
[3] Member of the Safety & Environment Committee.
[4] Member of the Governance & Nominating Committee.
[5] Lead Director.

Each director has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Clark S. Binkley who before April 2005 was Senior Vice President, Hancock Natural Resource Group Inc.; J. Duncan Gibson who before November 2001 was Vice-Chairman, Commercial Banking Division, The Toronto-Dominion Bank and held various other positions with The Toronto-Dominion Bank; William H. Ketcham who, before March 2005 was a Managing Director of Fortress Investment Group, and before August 2003 was the managing partner of Serafin Partners, LLP and before December 2002 was Vice-President, Apex Learning Inc.; William P. Ketcham who before January of 2005 was also the President of Henry H. Ketcham Lumber Co., Inc.; Robert L. Phillips who from March 2001 to July 2004 was President and Chief Executive Officer of the BCR Group of Companies and Janice G. Rennie who from September 2004 to September 2005 was Senior Vice President, Human Resources and Organizational Effectiveness with EPCOR Utilities Inc. and before September 2004 was Principal of Rennie and Associates. The term of office of each director will expire at the conclusion of the Company's next annual general meeting.

Officers

Name and Municipality of Residence	Office Held/Principal Occupation
Henry H. Ketcham Vancouver, British Columbia	Chairman, President and Chief Executive Officer
Gerald J. Miller Vancouver, British Columbia	Executive Vice-President, Pulp and Paper
Martti Solin West Vancouver, British Columbia	Executive Vice-President, Finance and Chief Financial Officer
Gary W. Townsend Quesnel, British Columbia	Executive Vice-President, Solid Wood Products
D. Wayne Clogg Victoria, British Columbia	Vice-President, Woodlands
Richard Franko North Vancouver, British Columbia	Vice-President, Export Lumber Sales and Market Development
Rodger M. Hutchinson West Vancouver, British Columbia	Vice-President, Corporate Controller
William H. LeGrow Coquitlam, British Columbia	Vice-President, Transportation and Energy
Christopher D. McIver Quesnel, British Columbia	Vice-President, Lumber Sales
Edward R. Seraphim North Vancouver, British Columbia	Vice-President, Pulp and Paper Sales
Zoltan F. Szucs Coquitlam, British Columbia	Vice-President, Panelboard
Larry S. Hughes Vancouver, British Columbia	Secretary Partner, Lang Michener LLP (lawyers)

Each officer has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Gerald J. Miller, who before 2005 was Group Vice-President, Pulp and Paper and Vice-President, Administration; Edward R. Seraphim who before 2002 was Managing Director of Pulp and Paper Sales; Martti Solin, who before 2005 was Vice-President, Finance and Chief Financial Officer; and Gary W. Townsend, who before 2005 was Group Vice-President, Lumber Operations; Richard Franko, who before 2005 was Vice-President, Sales, Wood Products, Weldwood of Canada Limited; Rodger M. Hutchinson, who before 2003 was Corporate Controller; and Christopher D. McIver who from January 2005 to December 2005 co-managed the lumber sales department integration effort and before January 2005 was MDF Operations Manager.

Shareholdings of Directors and Officers

As at December 31, 2005, the directors and senior officers as a group, beneficially owned directly, or exercised control or direction over 5,867,514 Common shares and 1,911,794 Class B Common shares, being 15% of the outstanding Common shares, 39% of the outstanding Class B Common shares and 18% of the outstanding voting shares of the Company.

Governance

Corporate governance is guided by West Fraser's Corporate Governance Policy, a copy of which may be viewed on the Company's web site: www.westfraser.com. The Board of Directors has established a Governance & Nominating Committee comprised of all non-management directors which provides support for the stewardship and governance role of the Board in reviewing and making recommendations on the composition of the Board, the functioning of the Board and its committees, succession planning as well as all other corporate governance matters and practices. At each meeting of the Board during 2005, the Committee met without management representatives present and reviewed these and other issues.

Audit Committee

The Audit Committee of the Company's Board of Directors assists the Board in fulfilling its responsibility to oversee the Company's financial reporting and audit process. The full text of the Audit Committee's Charter is set out below.

Audit Committee Charter

The Audit Committee Charter, which is set out below, was approved by the Board on December 9, 2003.

General Mandate

To assist the Board in fulfilling its responsibility to oversee the Company's financial reporting and audit processes, its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws and its own policies.

Responsibilities

The Committee will carry out the following responsibilities:

Financial Statements

- Review significant accounting and financial reporting issues, including complex or unusual transactions, significant contingencies and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the Company's financial statements.
- Review interim financial reports (including financial statements, management's discussion and analysis and related news releases) with management and the auditors before filing with regulators and consider whether they are complete and consistent with the information known to Committee members.
- Understand how management develops interim financial information, and the nature and extent of auditor involvement.
- Review with management and the auditors the results of the audit, including any difficulties encountered.
- Review the annual financial statements, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles and provide a recommendation to the Board with respect to the approval of the statements.
- Review with management and the auditors all matters required to be communicated to the Committee under generally accepted auditing standards.

Internal Control

- Consider the effectiveness of the Company's internal control over annual and interim financial reporting, including information technology security and control.
- Understand the scope of the auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Audit

- Review the auditors' proposed audit scope and approach.
- Review the performance of the auditors, and provide recommendations to the Board with respect to the nomination of the auditors for appointment and remuneration.
- Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.

Compliance

- Review the effectiveness of the system for monitoring compliance with financial reporting and disclosure laws and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.
- Review the findings of any examinations by regulatory agencies, and any auditor observations.
- Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Requirements

- Regularly report to the Board about Committee activities, issues and related recommendations.
- Provide an open avenue of communication between the auditors and the Board.
- Review any reports the Company issues that relate to Committee responsibilities.

Other Responsibilities

- Institute and oversee special investigations as needed.
- Develop and implement a policy for the approval of the provision of non-audit services by the auditors and assessing the independence of the auditors in the context of these engagements.
- Be available to receive and deal with, on a confidential basis, reports, complaints or other communications from officers or employees of the Company.
- Perform other activities related to this charter as requested by the Board.
- Review and assess the adequacy of the Committee Charter annually, requesting Board approval for proposed changes.
- Review terms of any Code of Conduct established by the Board and respond to any related compliance issues.
- Confirm annually to the Board that all responsibilities outlined in this charter have been carried out.

Qualifications and Procedures

- The composition of the Committee will comply with applicable laws including requirements for independence, unrelated to management, financial literacy and audit experience.
- The Committee will meet at least four times annually, and more frequently as circumstances dictate, and the CFO and a representative of the auditors should be available on request to attend all meetings.
- The Committee should meet privately in executive session with representatives of each of management and of the auditors to discuss any matters of concern to the Committee or such members, including any post-audit management letter.

- Minutes of each meeting should be prepared, approved by the Committee and circulated to the full Board.

Members

The following identifies each current member of the Audit Committee, and the education and experience of each member that is relevant to the performance of the member's responsibilities as an Audit Committee member. All members of the Audit Committee are considered "independent" and "financially literate" within the meaning of MI 52-110.

J. Duncan Gibson

Mr. Gibson holds a Bachelor of Commerce and a Master of Business Administration. His career spanned 27 years with the Toronto-Dominion Bank, including nine years in the Corporate Banking, U.S. Division, and Vice Chairman with responsibility for the Commercial Banking Division.

Clark S. Binkley

Mr. Binkley holds a Bachelor of Arts in Applied Mathematics and a PhD in Forest Economics. He was recently the Chief Investment Officer of the world's largest private equity timberland investment firm. He has served as a director of public and private forest products companies.

William P. Ketcham

Mr. Ketcham, as one of West Fraser's founders, has been involved in the Company's financial affairs since it was established in 1955. He has served as a director and member of the Audit Committee continuously since the Company's first public offering in 1986.

Janice G. Rennie

Mrs. Rennie, who holds a Bachelor of Commerce, is a Chartered Accountant. She was elected as Fellow of the Chartered Accountants in 1998. Mrs. Rennie has chaired or been a member of several audit committees of public companies, including Nova Chemicals Inc., Weldwood of Canada Limited, EPCOR Utilities Inc., Canadian Hotel Income Properties REIT and Matrikon Inc.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by the Company's independent auditors. The policy provides that the Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.

Unless a service has received general pre-approval, it will require specific pre-approval by the Committee. The Committee is permitted to delegate pre-approval authority to any of its members. The Committee reports on the pre-approval process to the full Board of Directors from time to time.

Fees Paid to Auditors

External Auditor Service Fees ($ thousands) — Table XI

	Audit Fees[1]	Audit-Related Fees[2,3]	Tax Fees[2]	All Other[2,4]
2005	**888**	**202**	**260**	**82**
2004	687	113	357	451

[1] Represents actual and estimated fees related to fiscal year ends.
[2] Represents fees invoiced in the fiscal year.
[3] For assurance and related services that are reasonably related to the performance of the audit but are not reported as "Audit Fees".
[4] 2004 primarily relates to Weldwood acquisition financing activities.

Material Contracts

In 2005 West Fraser entered into a credit agreement with the Toronto-Dominion Bank and other institutional lenders providing for a $500 million five-year revolving credit facility. This credit facility is unsecured and provides for floating rates of interest. The facility may be used by West Fraser for working capital requirements and capital expenditures. The credit agreement requires compliance by West Fraser with certain covenants which are customary in credit facilities of this nature.

West Fraser entered into a trust indenture agreement dated as of October 15, 2004 with J.P. Morgan Trust Company as trustee (the "US Note Indenture") providing for the issuance of US $300 million of senior notes which bear interest at the rate of 5.2% per year and mature on October 15, 2014. West Fraser also entered into a trust indenture agreement dated as of October 19, 2004 with CIBC Mellon Trust Company as trustee (the "Canadian Indenture") providing for the issuance of $150 million of senior unsecured debentures which bear interest at the rate of 4.94% per year and mature on October 19, 2009. West Fraser used the proceeds it received from such issuances to finance the acquisition of Weldwood. The US notes and the Canadian debentures are unsecured but guaranteed by West Fraser Mills. The US Note Indenture and the Canadian Indenture require compliance with certain covenants which are customary in debt issuances of this nature.

The Company entered into two pulp sales agreements each dated as of December 31, 2004 with International Paper Company ("IP") which provide that IP will purchase an aggregate of 170,000 tonnes of NBSK pulp per year for 10 years on a take-or-pay basis. The pulp will be supplied from West Fraser's Hinton pulp mill and its Cariboo joint-venture pulp mill.

Legal Proceedings

In 2002, the U.S. Department of Commerce ("USDOC") issued its final antidumping determination concerning softwood lumber from Canada, in which it found that West Fraser was selling softwood lumber for less-than-fair-value (i.e. "dumping") into the U.S. market. As a result of that determination, West Fraser has been subject to an antidumping duty order against Canadian softwood lumber imports into the United States, and West Fraser has been required to post cash deposits of estimated antidumping duties pursuant to that order.

In 2002, West Fraser challenged the USDOC's dumping determination before a NAFTA bi-national panel. Pursuant to that challenge, on April 21, 2004, the USDOC issued a revised determination in which it reduced West Fraser's antidumping rate to the *de minimis* level of 1.79% – with the result that West Fraser would be excluded from the antidumping order. In a subsequent ruling, the NAFTA panel instructed the USDOC to revoke the antidumping order with respect to West Fraser. The panel also held that West Fraser was entitled to a refund of all cash deposits of estimated antidumping duties posted since the order went into effect. Through December 31, 2005, those deposits totaled US $36.5 million.

Despite the panel's instruction, on July 11, 2005, the USDOC used a new methodology to recalculate West Fraser's margin, resulting in an above *de minimis* rate for West Fraser. West Fraser, joined by the Government of Canada and other Canadian parties, has challenged this action by the USDOC before the same NAFTA panel. A further ruling from that panel, which has already stated that it did not authorize the USDOC to recalculate West Fraser's margin, is expected during the first half of 2006.

Incorporation by Reference
The sections of this Annual Report entitled "Management's Discussion & Analysis" and "Six-Year Review" are incorporated herein by reference.

Additional Information
When securities of the Company are in the course of distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities, the Company will, upon request, provide to any person:

(a) one copy of this Annual Information Form, together with one copy of any document, or of the pertinent pages of any document, incorporated by reference in this Annual Information Form;
(b) one copy of the comparative consolidated financial statements of the Company for the year ended December 31, 2005, together with the accompanying auditors' report, and one copy of each interim consolidated financial statement of the Company prepared after December 31, 2005;
(c) one copy of the Information Circular for the annual general meeting of the Company to be held on April 26, 2006; and
(d) one copy of each other document that is incorporated by reference in the short form prospectus or the preliminary short form prospectus and is not described above.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase its securities, is contained in the Information Circular. Additional financial information is provided in the Company's comparative consolidated financial statements for the year ended December 31, 2005.

Copies of this Annual Information Form and the documents incorporated by reference therein, the comparative consolidated financial statements of the Company (including the auditors' report) for the year ended December 31, 2005, each consolidated interim financial statement prepared after December 31, 2005, the Information Circular and this Annual Report may be obtained at any time upon request from the Company, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

This Annual Report and additional information concerning the Company may also be obtained on the web site: www.westfraser.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Management's discussion and analysis provides an overview of West Fraser's business operations, as well as an examination of significant developments that have affected West Fraser's financial condition and results of operations for 2005. Factors that could affect future operations are also discussed. These factors may be affected by known and unknown risks and uncertainties that may cause the actual future results of West Fraser to be materially different from those expressed or implied in this discussion.

This discussion and analysis should be read in conjunction with West Fraser's annual consolidated financial statements and the accompanying notes. West Fraser's annual consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, unless otherwise indicated.

MANAGEMENT'S DISCUSSION & ANALYSIS

Weldwood Acquisition

On December 31, 2004, West Fraser Timber Co. Ltd. (the "Company" or "West Fraser") through its wholly-owned subsidiary, West Fraser Mills Ltd. ("West Fraser Mills"), completed the acquisition of Weldwood of Canada Limited ("Weldwood"). West Fraser's 2005 results include the earnings of the acquired Weldwood operations, which are not reflected in reporting periods before 2005.

With the acquisition of Weldwood, West Fraser became the third-largest lumber producer in North America, the largest plywood producer in Canada and a significant producer of NBSK pulp and LVL. The acquisition included four wholly-owned sawmills and Weldwood's interest in three joint-venture sawmills in British Columbia, increasing West Fraser's interest in the Burns Lake and Decker Lake mills from approximately 32% to 90%, and from 50% to 100% in the Houston mill. West Fraser also acquired two plywood plants, an NBSK pulp mill in Alberta, a 50% interest in an NBSK pulp mill in British Columbia, an LVL facility and two lumber treating facilities. The addition of Weldwood's timber tenures also increased West Fraser's timber tenures to 12.4 million m^3 of AAC.

In order to complete the transaction as planned, West Fraser entered into an agreement ("Consent Agreement") with the Canadian competition regulator, the Competition Commissioner. The Consent Agreement requires, among other things, that West Fraser sell its existing and acquired interests in the Burns Lake and Decker Lake sawmills, representing approximately 320 MMfbm of annual lumber capacity and timber harvesting rights representing an AAC of approximately 350,000 m^3 ("Babine Operations"). In the Company's 2005 financial statements, the book value of the Babine Operations has been presented as held for sale. The Consent Agreement also requires West Fraser to surrender for 10 years 75,000 m^3 of AAC in the Williams Lake area.

On February 3, 2005, a company that has an interest in the Babine Operations filed an application with the Canadian Competition Tribunal to have the Consent Agreement rescinded or varied with respect to the requirement that West Fraser sell its interest in the Babine Operations. The outcome of the application is uncertain. In January 2006, the Competition Commissioner applied to the Competition Tribunal for various determinations including whether the applicant company has standing to make the application. The Competition Tribunal reserved judgment.

In assessing the Weldwood acquisition, West Fraser established $80 million in annual pre-tax synergies as a realistic target to be achieved by the end of the third year after closing. As at December 31, 2005, management estimates that almost $70 million of annual synergies have been obtained on a going-forward basis. The full synergy target is expected to be obtained by the end of 2006.

Transaction Terms

The purchase price for Weldwood, after taking into account the approximately $306 million of cash held by the company when it was acquired, estimated restructuring costs and transaction expenses not related to financing, was $1,124 million. The purchase price allocation was finalized in 2005 as integration costs were refined from original estimates and the value of assets acquired and liabilities assumed were finalized.

In this MD&A, reference is made to EBITDA (defined as operating earnings plus amortization), which West Fraser considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The terms of the transaction provide that the seller, International Paper Company ("IP"), is entitled to the after-tax value of any refunds of softwood lumber duties paid by Weldwood before December 31, 2004, and to further cash consideration, not to exceed $50 million in aggregate, if the average market price of NBSK pulp per tonne exceeds the greater of US $710 and Cdn $950 during any quarter ending on or before June 30, 2007. To date, the average pulp price has been below the levels that would trigger the requirement to pay any additional consideration. West Fraser and IP also entered into two 10-year "take or pay" agreements under which IP agreed to purchase a total of 170,000 tonnes of NBSK pulp annually on agreed market terms.

Financing

The purchase price for Weldwood was financed from the net proceeds of an offering of Common shares, a U.S. dollar offering of 5.2% senior 10-year notes, a Canadian dollar offering of 4.94% five-year debentures, syndicated bank loans and West Fraser's cash on hand at closing. The notes, debentures and loans are unsecured and require West Fraser to comply with certain covenants which are customary in financings of this nature.

Revenue and Earnings Comparison ($ millions, except per share amounts) **Table XII**

Year Ended December 31	2005	2004	2003
Sales by Product			
Lumber	**2,021**	1,475	1,141
Panels	**511**	284	230
Pulp & Paper	**1,045**	641	550
Total	**3,577**	2,400	1,921
EBITDA by Product			
Lumber	**328**	361	99
Panels	**65**	74	37
Pulp & Paper	**62**	45	27
Corp & other	**(8)**	(38)	(12)
Total	**447**	442	151
Earnings	**108**	212	43
Basic Earnings per Share ("EPS") – $	**2.52**	5.75	1.17
Diluted EPS – $	**2.49**	5.36	1.16
Cash Dividends per share – $	**0.56**	0.56	0.56
Total Assets	**3,634**	3,927	2,087
Long-Term Debt	**628**	886	300

The inclusion of Weldwood's operations from January 1, 2005 significantly increased production and shipments of lumber, plywood and pulp over the previous two years. As a result, 2005 sales increased over 2004 and 2003, and generally all costs and expenses that vary with production and sales also increased from the comparative periods.

EBITDA as a percentage of sales was 12% in 2005 compared to 18% in 2004 and 8% in 2003. The percentage decline from 2004 was due primarily to the stronger Canadian dollar, lower prices for SPF lumber and plywood, and increased costs for natural gas and other fuel. EBITDA percentage was further reduced compared to 2004 due to an increase in cost of sales of approximately $17 million resulting from the valuation of acquired finished goods inventory at fair value. This was a one-time adjustment which related to the Weldwood acquisition. The 2003 EBITDA margin was lower than 2004 and 2005 primarily due to lower product prices and a strike at the Company's Kitimat linerboard and kraft paper operations.

Amortization expense increased to $255 million in 2005 from $154 million in 2004 and $142 million in 2003 due primarily to the addition of Weldwood.

Share option expense was a recovery of $6 million in 2005 compared to an expense of $25 million in 2004 and an expense of $9 million in 2003 due to changes in the Company's share price compared to previous years. Interest expense increased by $32 million compared to 2004 due to higher average debt outstanding through 2005 related to financing the Weldwood acquisition.

The strengthening Canadian dollar resulted in an exchange gain of $14 million on U.S. denominated long-term debt compared to gains of $27 million in 2004 and $41 million in 2003.

Total tax and tax-like levies and charges are shown in Table XIII. With the exception of income tax, these payments do not vary directly with profitability. The 2005 provision for income tax was an expense of $42 million (2004 – an expense of $85 million). Note 19 to the accompanying financial statements explains the variance from the statutory rate.

Tax and Tax-like Levies ($ millions) **Table XIII**

Year Ended December 31	2005	2004
Current Income Tax	**63**	107
Corporation Capital Tax	**4**	–
Canada Pension Plan	**14**	7
Employment Insurance	**7**	4
Property Tax	**23**	14
Social Service Tax	**12**	8
Stumpage & Royalties	**149**	89
Workers Compensation	**13**	8
Other	**3**	2
Total	**288**	239

Selected Quarterly Information ($ millions, except as otherwise indicated) **Table XIV**

	2005				2004			
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Sales	**832**	**890**	**953**	**902**	552	700	607	541
Earnings	**9**	**18**	**38**	**43**	41	78	67	27
Basic EPS – $	**0.20**	**0.42**	**0.89**	**1.00**	1.10	2.12	1.82	0.72
Diluted EPS – $	**0.20**	**0.42**	**0.88**	**0.99**	0.94	1.95	1.79	0.71

Fourth Quarter Results

The acquisition of Weldwood increased the production of lumber, plywood and pulp compared to the fourth quarter of 2004, which resulted in increased sales and EBITDA. Interest expense increased to $10 million from $5 million due to increased debt resulting primarily from financing the acquisition. Included in the fourth quarter 2004 results was an exchange gain of $23 million of long-term debt compared to nil in the fourth quarter of 2005.

EBITDA for the lumber division for the quarter was $66 million or 14% of sales compared to $55 million or 17% of sales in the fourth quarter of 2004. This decrease in EBITDA margin compared to the fourth quarter of 2004 was due primarily to the higher mill processing costs of acquired mills and increased freight costs which were only partially offset by reduced lumber duties.

Panel operations generated EBITDA of $13 million or 10% of sales in the quarter compared to $15 million or 23% of sales in the comparable quarter of 2004. The primary reason for the decline in EBITDA margins was lower plywood prices in 2005. The benchmark plywood price averaged $389 per Msf in the fourth quarter of 2005 compared to $459 per Msf in the fourth quarter of 2004. The MDF operations also experienced a decline in EBITDA margins quarter to quarter as a result of lower prices in the fourth quarter of 2005.

The pulp and paper operations recorded EBITDA of $10 million or 4% of sales for the quarter compared to EBITDA of nil in the same quarter last year. The recognition of the benefit of scientific, research and experimental development tax credits lowered the cost of sales, adding $5 million to EBITDA in the quarter. The increased strength of the Canadian dollar relative to the U.S. dollar has effectively offset productivity gains and some U.S. price increases in the Company's pulp and paper business compared to the fourth quarter of 2004.

Fourth Quarter Results — Table XV

	Q4 - 2005	Q4 - 2004
Production		
Lumber – Mfbm	**1,011,107**	663,841
MDF – Msf (3/4" basis)	**74,616**	73,957
Plywood - Msf (3/8" basis)	**175,510**	57,774
LVL – Mcf	**737**	–
BCTMP - tonnes	**135,177**	130,129
NBSK – tonnes	**153,437**	–
Linerboard and Kraft Paper – tonnes	**113,399**	117,268
Newsprint – tonnes	**29,254**	32,450
Shipments		
Lumber – Mfbm	**1,004,135**	742,308
MDF – Msf (3/4" basis)	**74,246**	72,186
Plywood – Msf (3/8" basis)	**161,876**	55,772
LVL – Mcf	**733**	–
BCTMP – tonnes	**164,915**	138,870
NBSK – tonnes	**149,412**	–
Linerboard and Kraft Paper – tonnes	**119,941**	117,203
Newsprint – tonnes	**29,098**	32,590
Sales – $ millions		
Lumber	**443**	326
Panels	**120**	65
Pulp & Paper	**269**	161
Total	**832**	552
EBITDA – $ millions		
Lumber	**66**	56
Panels	**13**	16
Pulp & Paper	**10**	–
Corporate & Other	**6**	2
Total	**95**	74
Operating earnings – $ millions	**31**	27
Interest expense – $ millions	**(10)**	(5)
Exchange gain on long-term debt – $ millions	**–**	23
Other expense – $ millions	**(4)**	(3)
Provision for income taxes – $ millions	**(8)**	(1)
Earnings – $ millions	**9**	41
$CDN/$US – average	**1.17**	1.22

Average Transaction Prices (In US$, except plywood)	Q4-2005	Q4-2004
2x4 random length SPF (per Mfbm)[1]	327	336
SYP #2 West 2x4 (per Mfbm)[2]	418	395
Plywood (per Msf 3/8" basis)[3] Cdn$	389	459
MDF (per Msf 3/4" basis)[4]	407	420
Newsprint (per tonne)[5]	627	567
NBSK (per tonne)[6]	640	630
Linerboard (per tonne)[7]	468	496

Sources:
[1] Random Lengths – 2x4, #2 & Better – Net FOB mill.
[2] Random Lengths – 2x4 – Net FOB mill westside.
[3] Crow's Market Report – Delivered Toronto.
[4] Resource Information Systems, Inc. – MDF Western U.S. – Net FOB mill.
[5] Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.
[6] Pulp and Paper Week – U.S. list price.
[7] Pulp and Paper Week – Unbleached linerboard kraft, East.

Safety

The health and safety of employees continues to be a core value for West Fraser. In 2005, corporate and divisional health and safety plans were reviewed and refined, and the safety audit program continued to focus on assessing compliance with applicable laws and identifying areas for improvement. The Company also completed a behavioural observation training program for supervisors and established guidelines to deal with high hazard activities. The Company ended 2005 with a significantly improved manufacturing medical incident rate. These advances were overshadowed by two fatal accidents which claimed the lives of two long-time employees. These tragedies underscore the critical importance of safety training, education and communication. West Fraser's goal is to continually improve its safety performance and establish itself as an industry leader in all safety-related areas.

2005 OPERATING RESULTS

Lumber — Table XVI

	2005	2004
Production – SPF – MMfbm	3,824	2,470
Production – SYP – MMfbm	388	302
Shipments – SPF – MMfbm	3,816	2,432
Shipments – SYP – MMfbm	374	302
Chip Production – Softwood ODTs	1,960	1,181
– SYP ODTs	186	156
Sales – $ millions	2,021	1,475
EBITDA – $ millions	328	361
EBITDA margin – %	16	24
Operating Earnings – $ millions	206	298
Capital Expenditures – $ millions	147	95
Benchmark Price		
– SPF #2 & Better 2 X 4 (per Mfbm)[1] US$	353	394
– SYP #2 West 2 X 4 (per Mfbm)[2] US$	422	387

Sources:
[1] Random Lengths – 2x4, #2 & Better – Net FOB mill.
[2] Random Lengths – 2x4 – Net FOB mill westside.

EBITDA in the lumber division was $328 million or 16% of sales compared to $361 million or 24% of sales in 2004. The decline in EBITDA margin compared to the previous year was due primarily to lower U.S. dollar prices for SPF lumber and reduced prices for wood chips, combined with a stronger Canadian dollar. Benchmark SPF 2X4 pricing averaged US $353 per Mfbm in 2005 compared to US $394 per Mfbm in the previous year.

The U.S. softwood lumber duties continued to affect the Company's financial results. In 2005, West Fraser expensed lumber duty payments of $151 million (2004 – $156 million). Total duty deposits decreased despite an increase in lumber production due to a combination of lower lumber prices, a reduction in duty deposit rates and the stronger Canadian dollar as duties are assessed and deposited in U.S. dollars.

Export Duties ($ millions) Table XVII

	Q1	Q2	Q3	Q4	Total
2005	**40**	**43**	**39**	**29**	**151**
2004	31	42	52	31	156
2003	23	26	31	32	112
2002[1]	2	(13)	29	24	42

[1] After 2001 reversals.


Lumber
Operating Earnings
($ millions)
300
250
200
150
100
50
0
01 02 03 04 05

U.S. lumber demand was strong in 2005 due to record housing starts. However, prices were lower than the previous year due to increased supply from U.S. domestic producers and from both Canadian and offshore suppliers.

The significant increase in West Fraser's lumber production and shipments primarily reflects production from the sawmills acquired at the end of 2004. The Company also continued its capital expenditure program which contributed to productivity increases although some lost production resulted from equipment tie-ins related to this program.

West Fraser's sawmills operated well during the year. Ten sawmills set annual production records, while annual lumber recovery records were set at nine operations despite deteriorating log quality at several operations due to the mountain pine beetle. These operational milestones were achieved through West Fraser's continued focus on sharing best practices across its divisions and by continuing to implement new technologies to maintain operating efficiency and performance.


Production
(MMfbm)
5000
4000
3000
2000
1000
0
01 02 03 04 05

In 2005, capital expenditures were $147 million ($95 million in 2004) which included the purchase of new equipment such as modern scanning technology installed in the Sundre and Hinton sawmills to improve lumber throughput and recovery, and reduce costs. Of this total, $46 million has been spent on the sawmill rebuild at Quesnel, which is expected to start production in the fall of 2006. The sawmill will have an annual production capacity of 500 MMfbm on a two-shift basis, an increase from the original mill's capacity of 380 MMfbm on a three-shift basis. Total rebuild costs, originally forecast to be $100 million, are currently expected to be approximately $120 million due primarily to escalating construction and material costs.

A third shift was added to the Houston sawmill in July 2005 and a third shift was added to the 100 Mile House sawmill in the first quarter of 2006.

With increasing volumes of pine beetle-affected logs being processed by West Fraser's mills, the Company introduced enhanced scanning technology at a selected sawmill designed to improve the effectiveness of processing beetle-affected logs and improve recovery and grade. Pending a positive review, this technology will be considered for other West Fraser facilities processing beetle-affected logs.

With the purchase of Weldwood, West Fraser expanded its lumber sales department in Quesnel and its export sales group in Vancouver. The Company also has an office in Japan which continues to assist with customer service.

The treating plant at the Sundre mill was converted to alkaline copper quaternary ("ACQ") from chromated copper arsenate. ACQ meets general customer preferences for products treated with a non-arsenic-based compound. All of Sundre's treated products, including fence posts, grapestakes and high-quality decking lumber, are now preserved on site with ACQ.

During the third quarter, the joint-venture Red Earth, Alta. sawmill was shut down indefinitely due to very difficult operating conditions. A charge of $8 million related to asset write-downs, site remediation and severance is reflected in the Company's 2005 results.

Many analysts predict that higher interest rates will influence the U.S. housing market in 2006 with demand moderating from its record 2005 level. This slowdown, combined with an anticipated continuing increase in lumber supply, particularly from European producers, is expected to result in lower lumber prices in 2006. The softwood lumber dispute with the United States will continue to cause uncertainty and may result in price volatility in 2006. For further details, see "Business Outlook 2006".


Panels
Operating Earnings
($ millions)
50
40
30
20
10
0
01 02 03 04 05

Panels — Table XVIII

	2005	2004
MDF		
Production – MMsf – 3/4" basis	**294**	285
Shipments – MMsf – 3/4" basis	**290**	288
Plywood		
Production – MMsf – 3/8" basis	**721**	249
Shipments – MMsf – 3/8" basis	**713**	256
LVL		
Production – Mcf	**3,179**	–
Shipments – Mcf	**3,134**	–
Sales – $ millions	**511**	284
EBITDA – $ millions	**65**	74
EBITDA margin – %	**13**	26
Operating Earnings – $ millions	**27**	45
Capital Expenditures – $ millions	**24**	10
Benchmark Price – MDF (per Msf 3/4" basis)[1] US$	**414**	392
– Plywood (per Msf 3/8" basis)[2] Cdn$	**387**	531

[1] Source: Resource Information Systems Inc. – MDF Western U.S. – Net FOB mill.
[2] Source: Crow's Market Report – Delivered Toronto.


Plywood Production
(MMsf 3/8")
800
600
400
200
0
01 02 03 04 05

EBITDA in the panels division was $65 million or 13% of sales compared to $74 million or 26% of sales in 2004. EBITDA as a percentage of sales decreased primarily as a result of lower plywood product prices and higher fibre and conversion costs. In 2005, the average benchmark price for Canadian Softwood Plywood was $387 per Msf, down from $531 per Msf in 2004.

Plywood

Increases in 2005 in both plywood production and shipments reflect the addition of two plywood plants acquired at the end of 2004. All three of the Company's plywood plants operated well with recovery and production records established at Alberta Plywood and Quesnel Plywood.

While plywood demand remained strong in 2005, continued competition from oriented strand board ("OSB") led to a significant price reduction. The strengthening Canadian dollar also eroded sales revenue, but to a lesser extent than with lumber as most plywood sales are to Canadian customers.

Several analysts have predicted that plywood prices in 2006 may be influenced downward by an anticipated rise in interest rates which would result in decreased housing starts and product demand. Continuing competition from alternate products, including OSB, may also affect demand and prices.

An $8 million capital project at Alberta Plywood, expected to be completed by the end of the first quarter of 2006, should result in an increase in production and a decrease in natural gas usage.

MDF

Both of the Company's MDF operations set production records in 2005. Compared to 2004, annual production increased by 6% at WestPine and 1% at Ranger Board. Combined production was 294 MMsf in 2005 compared to 285 MMsf in 2004. West Fraser's MDF business continues to focus on productivity improvements, cost reductions and other operating efficiencies.


MDF Production
(MMsf 3/4")
300
250
200
150
100
50
0
01 02 03 04 05

The increase in MDF benchmark prices in 2005 reflected an increased demand for specific products. However, mill net realizations were down due to the stronger Canadian dollar, increased freight costs and some sales to lower-priced markets.

The MDF business continues to be faced with increasing competition from offshore manufacturing of both MDF panels and finished MDF products such as furniture. However, the North American laminated flooring market, which is a key market for the Company, showed promising growth in 2005.

LVL

The Company's LVL facility operated well throughout the year establishing an annual production record of 3,179 Mcf. Continuing demand for LVL products led to price increases and the addition of several new customers. The increasing average square footage of new single family homes in the United States has helped drive demand for engineered wood products. A commonly anticipated reduction in U.S. housing starts in 2006 may result in decreased LVL demand and lower prices.

Pulp & Paper — Table XIX

	2005	2004
Production – Mtonnes	**1,711**	1,103
Shipments – Mtonnes	**1,707**	1,073
Sales – $ millions	**1,045**	641
EBITDA – $ millions	**62**	45
EBITDA margin – %	**6**	7
Operating loss – $ millions	**(30)**	(15)
Capital Expenditures – $ millions	**47**	32


Pulp & Paper
Operating Earnings
($ millions)
60
50
40
30
20
10
0
-10
-20
-30
01 02 03 04 05

EBITDA in the pulp and paper business was $62 million or 6% of sales compared to $45 million or 7% of sales in 2004. Higher prices, denominated mainly in U.S. dollars, for most product lines were largely offset by the stronger Canadian dollar. Increases in production reflect record production in the majority of the operations and the addition of Weldwood's interest in two NBSK mills acquired at the end of 2004.

Pulp — Table XX

	2005	2004
Production[1] – NBSK – Mtonnes	**581**	–
Shipments[1] – NBSK – Mtonnes	**570**	–
Production – BCTMP – Mtonnes	**551**	522
Shipments – BCTMP – Mtonnes	**550**	495
Benchmark Price – NBSK (per tonne)[2] US$	**646**	640

[1] For Cariboo Pulp & Paper, includes West Fraser's share.
[2] Pulp and Paper Week – U.S. list price.

Pulp production at the BCTMP mills, Quesnel River Pulp and Slave Lake Pulp, increased to 550,772 tonnes from 521,707 tonnes in 2004. Production at both mills increased as a result of grade optimization as well as a variety of other productivity initiatives. The Slave Lake pulp mill established, for the fourth consecutive year, an annual production record despite production curtailments during high electricity cost periods. Average BCTMP unit production costs declined by approximately 5% from the prior year levels, despite generally higher energy and fuel prices.

The two NBSK pulp mills acquired at the end of 2004 had combined production of 580,894 tonnes, with the Hinton mill establishing an annual production record in the year.


Pulp Production
(thousand tonnes)
1200
1000
800
600
400
200
0
01 02 03 04 05

Combined capital spending at the four pulp mills was $25 million. Projects included the completion of the effluent system upgrade at Quesnel River Pulp as well as several other equipment replacement and high-return capital projects.

North American NBSK pulp prices quoted in U.S. dollars were slightly higher from 2004, although discounts generally increased in 2005 resulting in lower net prices. Prices in export markets declined during the year. The strengthening Canadian dollar combined with lower U.S. dollar net prices reduced the Canadian dollar pulp mill net returns by approximately 10% from 2004 levels.

Demand for BCTMP was generally weak, but sales improved in the latter half of the year. Shipments to various consumers in China accounted for a significant proportion of the increased sales volume.

Shipments of NBSK under the long-term supply agreements were in line with contracted volumes. The agreements provide for a minimum annual volume until December 2014 at prices based on North American list prices less a fixed discount.

During the year, all NBSK sales and marketing activities were integrated into West Fraser's existing pulp sales organization. As part of this process, several direct marketing functions as well as some agency arrangements were combined.

West Fraser expects pulp prices to increase in the first half of 2006, due in part to significant Canadian pulp capacity reductions as a result of mill closures. However, planned capacity increases by South American producers expected to be in production by the second half of the year will increase supply. This may result in price decreases by year end.


Linerboard & Kraft Paper
Production (thousand tonnes)
500
400
300
200
100
0
01 02 03 04 05

Linerboard and Kraft Paper — **Table XXI**

	2005	2004
Production – Mtonnes	**449**	446
Shipments – Mtonnes	**458**	445
Benchmark Price – Linerboard (per tonne)[1] US$	**472**	461

[1] Source: Pulp & Paper Week – Unbleached linerboard kraft, East.

Operations at the Kitimat linerboard and kraft paper mill continued to improve with an annual record for total production (449,176 tonnes) established. Unit production costs were controlled, mitigating the effect of rising energy prices. In mid-2006, the mill will commission equipment which will use existing process steam to generate approximately 20 megawatts of electricity annually for consumption by the mill. Total 2005 capital expenditures were $16 million.

At current prices and value of the Canadian dollar, profitability at this operation is a significant challenge. However, improved pricing, continued productivity and cost improvements should lead to more satisfactory results in the future. Linerboard markets strengthened toward the end of 2005. West Fraser expects this will continue at least through the first half of 2006, due in large part to expected reductions in North American production capacity.

Newsprint (West Fraser's share) — Table XXII

	2005	2004
Production – Mtonnes	**130**	135
Shipments – Mtonnes	**129**	134
Benchmark Price (per tonne)[1] US$	**600**	544

[1] Resource Information Systems, Inc. – U.S. delivered 48.8 gram newsprint.


Newsprint Production
(thousand tonnes)
140
112
84
56
28
0
01 02 03 04 05

Newsprint production was 4% lower in 2005 compared to the previous year primarily as the result of manufacturing a lower average basis weight product and downtime taken in the latter part of the year as part of a capital upgrade project. The pulping capacity of the mill will be increased with the upgrade of refiners and other pulping equipment. This project, when completed in early 2006, will also provide the opportunity to manufacture more pulp during off-peak electricity periods to take advantage of lower electricity prices. West Fraser's share of 2005 capital expenditures was $6 million.

Newsprint demand continues to erode due to reduced consumption in North America. However, newsprint supply has also been reduced with several mill closures and conversions of various newsprint machines to other grades. Both these trends are expected to continue.

North American newsprint prices, denominated in U.S. dollars, increased in 2005. The extent of the price increase exceeded the offsetting increase in the value of the Canadian dollar resulting in a mill net increase of approximately 3% over 2004 levels.

With current prices and an announced price increase for early 2006, West Fraser expects that average newsprint returns will be higher in 2006 than in 2005.

Significant Management Judgments Affecting Financial Results

The preparation of financial statements require management to make estimates and assumptions, and to select accounting policies, that affect the amounts reported in the financial statements. The significant accounting policies followed by West Fraser are disclosed in Note 1 to the audited financial statements included in this Annual Report. The following items are the judgments considered most significant.

Asset Valuation

West Fraser believes that the frequency of technological changes in its manufacturing processes should be reflected in its choice of amortization periods. Accordingly, West Fraser amortizes its manufacturing equipment and machinery over periods ranging from 10 to 20 years, with sawmill machinery and equipment averaging 10 to 12 years. Timber rights are amortized over periods up to 60 years. In addition to the appropriateness of the amortization periods, West Fraser periodically reviews estimated future cash flows from its assets as part of its consideration of whether the carrying value of the assets is appropriate.

Reforestation Obligation and Other Asset Retirement Obligations

West Fraser's Canadian operations are required by provincial regulations to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well established. The time to meet regulatory requirements depends on a variety of factors, but in West Fraser's operating areas usually spans 12 to 15 years. The estimated total cost of reforestation is accrued when harvesting takes place. These estimates are reviewed by the Company at least annually, and adjusted if appropriate.

The Company records the estimated fair value of a liability for other asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement. Payments relating to landfill closure and site remediation costs are expected to occur over periods ranging up to 20 years.

Countervailing and Antidumping Duties

The current softwood lumber dispute began in May 2002 when the United States imposed certain import duties on Canadian softwood lumber. The Company and other Canadian forest products companies received a series of favourable rulings with respect to that dispute that indicate a total or partial refund of deposits made on account of duties paid is possible. West Fraser believes that recording a reversal of previously expensed duty deposits is not appropriate due to the uncertainty related to the timing and amount, if any, of potential refunds. Refunds will be reflected in the Company's earnings when receipt is reasonably certain.

Defined Benefit Plan Assumptions

West Fraser maintains defined benefit pension plans for many of its employees. The provision of future funding requirements and the expense for accounting purposes for such plans depends on assumptions made by the Company, as well as on actual returns experienced on the assets associated with the plans. The Company makes assumptions it believes to be conservative. Effective December 31, 2005 the discount rate used in valuing pension plan liabilities was decreased from 6.00% to 5.25%, which, after a partial offset for the reduction in the assumption relating to future compensation increases, increased West Fraser's accrued benefit obligation by approximately $68 million.

Defined Benefit Pension Plan Assumptions — **Table XXIII**

	2005	2004
Discount rate	**5.25%**	6.00%
Expected rate of return on plan assets	**7.00%**	7.00%
Rate of increase in future compensation	**3.25%**	3.75%

Change in Accounting Policy

Effective January 1, 2005, the Company adopted the new accounting guidelines for consolidation of variable interest entities ("VIE") per CICA Accounting Guideline 15. This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. Accordingly, the Company began consolidating one of its joint-venture interests that was previously proportionately consolidated. The effect on assets was an increase of $7 million and the effect on liabilities was an increase of $5 million. There was no impact on earnings or equity from applying this VIE guideline. The change in accounting policy was applied prospectively with no restatement of prior periods in accordance with the transitional provisions of the guideline.

Capital Structure

The combined number of Common shares and Class B Common shares outstanding was 42,756,992 as at December 31, 2005 (2004 – 42,744,750). The increase reflects the issuance of 12,242 Common shares pursuant to the Employee Share Purchase Plan.

All of West Fraser's debt, other than current borrowings incurred from time to time for the Company's joint-venture newsprint mill, is unsecured and ranks equally in right of payment. On December 31, 2005, the ratio of West Fraser's Net Debt to Capitalization was .29 (December 31, 2004 – .25).

West Fraser's fixed-interest term debt is rated as investment grade by leading rating agencies. Although the ratings were unchanged from 2004, Standard & Poor's changed its outlook from 'Stable' to 'Negative'.

Debt Ratings — Table XXIV

Agency	Rating	Outlook
Dominion Bond Rating Service	BBB	Stable
Moody's	Baa2	Negative
Standard & Poor's	BBB	Negative

Capital Requirements and Liquidity

Summary of Financial Position ($ millions, except as otherwise indicated) (at Dec. 31) — Table XXV

	2005	2004
Net cash[1]	**18**	350
Current Assets	**988**	1,202
Current Liabilities	**617**	799
Ratio of current assets to current liabilities	**1.6**	1.5
Net Debt	**775**	602
Shareholders' Equity	**1,866**	1,782
Net Debt to Capitalization[2] – %	**29**	25

[1] Net cash consists of cash and short-term investments less outstanding cheques in excess of funds on deposit.
[2] Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

West Fraser's cash requirements, other than for operating purposes, are primarily for interest, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of dividends. In years without a major acquisition or debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Cash generated from operating activities in 2005 was $30 million (2004 – $395 million), comprised of cash generated of $266 million (2004 – $286 million) before the change in non-cash working capital items and cash used of $236 million (2004 – $109 million cash provided) related to non-cash working capital items.

During 2005, additions to property, plant, equipment and timber amounted to $224 million (2004 – $1,264 million including Weldwood acquisition). Proceeds from disposal of property, plant, equipment and timber was $23 million (2004 – $28 million) and common share dividends were $24 million (2004 – $21 million).

In 2005, the Company refinanced its operating credit facility, changing from a $350 million 2-year committed revolving facility to a $500 million 5-year committed facility. During 2005, operating debt increased by $99 million leaving approximately $350 million in unused credit facilities at December 31, 2005. Long-term debt repayments totaling $249 million were made during the year.

Contractual Obligations at December 31, 2005 ($ millions)[1] Table XXVI

	2006	2007	2008	2009	2010	Thereafter	Total
Long-term Debt	5	125	–	150	–	348[2]	628
Operating Leases	2	2	1	1	1	2	9
Capital Asset Commitments	47	–	–	–	–	–	47
Total	54	127	1	151	1	350	684

[1] Contractual obligations means an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms, but does not include reforestation obligations, energy purchases under various agreements, accounts payable in the ordinary course of business or contingent amounts payable.
[2] Represents U.S. denominated debt of $300 million.

Bill 198

Bill 198 was passed in 2003 to empower Canadian securities regulators to develop and enforce regulations to strengthen corporate governance with the goal of restoring investor confidence.

In 2005, West Fraser adopted a comprehensive Disclosure Policy which includes the establishment of a Disclosure Committee, and, under the direction of the Chief Executive Officer and Chief Financial Officer, West Fraser documented and established disclosure controls and procedures, and evaluated their design and operating effectiveness.

In addition, West Fraser established a Bill 198 project team and continues to commit significant internal and external resources to ensure that all current and anticipated requirements related to internal controls over financial reporting under Bill 198 are met within the guidelines and timeframes to be finalized by Canadian securities regulators.

Risks and Uncertainties

Fluctuations in Price and Demand for Products

West Fraser's financial performance is principally dependent on the selling prices of, and the demand for, the products it sells. Prices and demand for the Company's products have fluctuated significantly in the past and may fluctuate significantly in the future. Markets for forest products are highly cyclical and affected by factors such as global economic conditions, changes in industry production capacity, changes in inventory levels, and other factors beyond the Company's control. In addition, interest rates have a significant effect on residential construction and renovation activity, which in turn influences the demand for and prices of building materials, such as lumber, plywood and LVL.

The Company cannot predict future market conditions or product demand and pricing. Although costs may increase due to higher input costs or due to under-utilization of productive capacity during times of low demand, the Company's customers may not accept price increases for the products. Prolonged or severe weakness in the market for any of its principal products would adversely affect the Company's business, financial condition, results of operations and cash flows.

Currency Risk

Most of West Fraser's products are sold at prices that, although denominated in various currencies, are generally based on prevailing U.S. dollar prices. The majority of the Company's costs and expenses are incurred in Canadian dollars. This results in significant earnings sensitivity to changes in the U.S.-Canadian dollar exchange rate. Also, payment terms for offshore sales may be up to 180 days, exposing West Fraser to the risk of exchange rate fluctuations in the period between sale and payment. Although West Fraser does not hedge its foreign exchange exposure with financial forward or option contracts, U.S. dollar-denominated debt and operations in the U.S. provides a limited offset to the U.S. dollar exchange exposure. During 2005, the U.S. dollar traded at between Cdn $1.27 and $1.14, with an average of $1.21 (2004 – between $1.40 and $1.17, with an average of $1.30).

Softwood Lumber Dispute

Most of the lumber sold by West Fraser is to customers in the United States. Any settlement of the current lumber trade dispute with the U.S. which has the effect of materially restricting access by West Fraser to the U.S. market for the sale of lumber could materially affect its business, financial condition and results of operations.

Availability of Fibre and Changes in Stumpage Fees

West Fraser's principal raw material is timber. The Company meets a significant portion of its timber requirements through government grants of timber from provincial ministries of natural resources. The Company is charged stumpage fees for its harvesting activities on Crown lands. Provincial governments prescribe the methodology that determines the amount of the stumpage fees charged to the Company for timber harvested on Crown lands. Changes in methodology or rates may be imposed that adversely impact the Company's results.

Competition

The markets for West Fraser's products are highly competitive. The Company's ability to maintain and improve its cost of producing and delivering its products to its markets is therefore crucial to its future financial condition. Factors which affect West Fraser's competitive position include the cost and availability of raw materials, energy and labour, the quality of its products and its level of customer service, and its ability to maintain high operating rates and lower its per unit manufacturing costs. If West Fraser is unable to compete successfully, its financial condition could suffer.

Operational Curtailments and Transportation Limitations

West Fraser may suspend operations at one or more of its facilities or logging operations in response to environmental risks, workplace safety concerns or other operational issues, including power failure, equipment breakdown, dry forest conditions, severe weather conditions, labour disruptions and fire hazards. Unscheduled operational suspensions could have a material adverse effect on West Fraser's financial condition. From time to time, West Fraser may also face rail car and truck shortages that limit product deliveries to its customers, which may have a material adverse effect on its financial performance.

Labour Relations

West Fraser employs a unionized workforce in a number of its operations. Production disruptions resulting from walkouts or strikes by unionized employees could result in lost production and sales, higher costs and supply constraints that could have a material adverse impact on West Fraser's business. In addition, West Fraser depends on a variety of third parties that employ unionized workers to provide critical services to the Company's operating facilities. Labour disputes experienced by third parties could lead to disruptions at Company facilities.

Natural Disasters

West Fraser's operations are subject to adverse natural events such as forest fires, adverse weather conditions, disease or prolonged drought. The coastal region of British Columbia is also subject to earthquake activity. These events could damage or destroy West Fraser's physical facilities or its timber supply and similar events could also impact the facilities of West Fraser's suppliers or customers. Any such damage or destruction could have a significant adverse effect on West Fraser's operations and financial results. Although West Fraser has what it believes to be reasonable insurance arrangements in place to cover certain of such incidents, there can be no assurance that these insurance arrangements will be sufficient to fully protect West Fraser against such losses. As is common in the industry, West Fraser does not insure losses of standing timber for any cause.

Mountain Pine Beetle Infestation

In British Columbia's Central Interior, a mountain pine beetle infestation has been spreading since about 1994. Recent surveys indicate that more than 400 million m^3 of lodgepole pine in British Columbia has been affected by the mountain pine beetle.

The Timber Supply Areas ("TSA") in Quesnel, Prince George, Williams Lake, 100 Mile House, and the Lakes and Morice districts, continue to be the most heavily affected by the mountain pine beetle. These are all areas in which West Fraser has operations. The Dawson Creek TSA, where the Company also operates, currently has a relatively low level of infestation, although it is spreading in this area.

The provincial government has temporarily increased the AAC by approximately 14 million m^3 in the northern and central areas of B.C. from pre-infestation levels. The Company estimates that approximately 85% of the wood supplied to its B.C. Interior operations is currently from beetle-infested stands.

The Company has added shifts and increased capacity at many of its facilities to process the increased availability of beetle-affected timber. West Fraser has also upgraded and installed new technologies in many of its sawmills to improve the effectiveness and efficiency of milling dry sawlogs. The Company's new sawmill in Quesnel, which is currently under construction, will be equipped with modern scanning and processing technologies to enhance the Company's timber processing effectiveness.

The long-term effect of the mountain pine beetle infestation on West Fraser's operations is less clear. Preliminary analyses by the Province indicate that the harvest levels in the Central and Northern Interior may be reduced by 20% to 25% below pre-beetle harvest levels beyond 2015 or by as much as 50% from current elevated available harvest levels. It is also expected that the grade and volume of lumber that can be recovered from the beetle-infested logs will diminish over time. However, the timing and extent of these reductions on West Fraser's timber supply, and the effect on lumber recovery and grade, depends on a variety of factors and cannot be determined at this time.

In 2005, the mountain pine beetle appeared along the Eastern slopes of the Rocky Mountains including within the Company's Hinton, Alberta forest management area. Aggressive control action by the Alberta government and industry, combined with normally colder weather in the region, may contain the spread of the beetle in this province more effectively than in B.C.

Environment

West Fraser's operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices and site remediation. West Fraser has incurred, and will continue to incur, capital and operating costs and expenditures to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application will not have a material adverse effect on West Fraser's business, financial condition and operational results. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from West Fraser's available cash flow. West Fraser may discover currently unknown environmental problems, contamination, or conditions relating to its past or present operations. This may require site or other remediation costs to maintain compliance or correct violations of applicable environmental laws and regulations or result in governmental or private claims for damage to person, property or the environment, which could have a material adverse effect on West Fraser's business, financial condition and operational results.

First Nations Claims

Failure of the government of British Columbia to adequately discharge its obligations to First Nations groups may affect the validity of its actions in dealing with public rights, including the granting of Crown timber harvesting rights. This uncertainty may be alleviated by the province's consultation policy and its "New Relationship" process and principles, the negotiation of Forest and Range Agreements, the negotiation of treaties with First Nations, and further judgments of the courts. The Company cannot assure that First Nations claims will not in the future have a material adverse affect on its timber harvesting rights or its ability to exercise or renew them or secure other timber harvesting rights.

Business Outlook 2006

Key uncertainties facing the Company in 2006 include potential commodity price movements and changes in the value of the Canadian dollar compared with the U.S. dollar.

Earnings Sensitivity to Key Variables – based on year-end capacities[1] ($ millions) **Table XXVII**

Factor	Variation		Change in Earnings
Lumber price	US $50	Change per Mfbm	128
Plywood price	US $50	Change per Msf	31
MDF price	US $50	Change per Msf	11
NBSK price	US $50	Change per tonne	22
BCTMP price	US $50	Change per tonne	21
Linerboard price	US $50	Change per tonne	13
Kraft paper price	US $50	Change per tonne	4
Newsprint price	US $50	Change per tonne	5
US – Canadian $ exchange rate[2]	US $0.01	Change per Cdn $	19
Sawlog cost	Cdn $10	Change per m^3	104

[1] Assumes exchange rate of Cdn $1.15 per US $1.00.

[2] Excludes exchange impact on translation of U.S. denominated debt and other monetary items and product prices.

The ongoing softwood lumber dispute has gone through most of the appeal mechanisms under NAFTA and the Company expects the outcome of any further appeals to be positive for Canada. West Fraser also believes that the appeal dealing with refunds of West Fraser's antidumping duty deposits will be resolved in a manner favourable to West Fraser. However, the dispute will continue to consume time and resources in 2006 and will also continue to impair the free market flow of lumber between Canada and the United States. While a negotiated settlement may emerge, it is difficult to determine the timing, nature or scope of any such agreement.

Many analysts are expecting a slowdown in the U.S. economy in the second half of 2006 that, when combined with interest rate increases which occurred in 2005 and are anticipated for 2006, may cause a reduction in housing starts and other construction-related activity. Lumber output from British Columbia should continue at a strong pace reflecting the increased availability of timber resulting from the mountain pine beetle infestation. European lumber imports are expected to continue to gain marketshare in North America. All of these factors may apply downward pressure on lumber and structural panel prices.

Several factors, including lower inventory levels in Europe and China, have resulted in higher pulp prices in early 2006. This trend may be short lived, and one of the key factors which West Fraser expects to dampen pulp prices in 2006 is the anticipated offset of capacity reductions with new or increased offshore production capacity.

The Company's estimated 2006 capital expenditures of $200 million, which includes approximately $70 million related to the completion of the Quesnel sawmill rebuild, represents 80% of expected 2006 amortization. The planned expenditures are primarily for high pay-back items to enhance future profitability.

In the lumber segment, examples include improvements to primary log break-down equipment and the completion of new energy systems at various mills, which will displace natural gas as a source of energy for drying lumber. Pulp and paper segment projects include the completion of a cogeneration project at the Kitimat linerboard and kraft paper mill that will use existing process steam to generate approximately 20 megawatts of electricity that will be consumed at the mill. Other projects include an upgrade to one of the pulp process lines to increase production, reduce energy and improve quality. Various other cost reduction and equipment replacement projects will be undertaken during the year.

Measures taken to improve operating production at the Kitimat mill have been successful and there is potential for price increases in linerboard during 2006. A significant reduction in North American linerboard capacity took place in 2005 and this should improve the supply/demand balance.

The Company expects to complete the rebuild of its Quesnel sawmill in the fall of 2006, which will increase annual production capacity from 380 MMfbm (on a three-shift basis) to 500 MMfbm (on a two-shift basis). No significant disruption of current operations is anticipated. West Fraser's continued technological improvements in its sawmills should reduce the potentially adverse effects of processing increasing volumes of lower quality logs being harvested from forests infested by the mountain pine beetle.

RESPONSIBILITY OF MANAGEMENT

The management of West Fraser Timber Co. Ltd. is responsible for the preparation, integrity and objectivity of the consolidated financial statements and all related financial data contained in the annual report. The consolidated financial statements have been prepared by management in accordance with accounting principals generally accepted in Canada and necessarily include amounts that represent the best estimates and judgments of management.

Management maintains a system of internal controls over financial reporting that encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded in accordance with management's authorization and financial records are accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors provides oversight to the financial reporting process through its Audit Committee, comprised of four Directors, none of whom is an officer or employee of the Company. The Audit Committee meets regularly with management and the Company's auditors to review the statements and matters relating to the audit. The Company's auditors have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.





Henry H. Ketcham
Chairman of the Board,
President & Chief Executive Officer

Martti Solin
Executive Vice-President, Finance
& Chief Financial Officer

January 31, 2006

AUDITORS' REPORT

To the Shareholders of
West Fraser Timber Co. Ltd.

We have audited the consolidated balance sheets of West Fraser Timber Co. Ltd. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

January 31, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and 2004 (in thousands of Canadian dollars)

	2005	2004
Assets		
Current assets		
Cash and short-term investments	$ 62,199	$ 349,563
Accounts receivable	308,509	296,267
Inventories (note 7)	572,004	541,155
Prepaid expenses	14,081	15,297
Current assets held for sale (note 4)	30,739	–
	987,532	1,202,282
Property, plant, equipment and timber (note 8)	2,230,055	2,344,544
Deferred charges (note 9)	27,143	36,320
Goodwill (note 3)	263,719	276,660
Other assets (note 10)	61,537	67,611
Long-term assets held for sale (note 4)	63,697	–
	$ 3,633,683	$ 3,927,417
Liabilities and Shareholders' Equity		
Current liabilities		
Cheques issued in excess of funds on deposit	$ 43,899	$ –
Operating loans (note 11)	165,111	66,000
Accounts payable and accrued liabilities	333,075	385,563
Income tax payable	4,661	147,261
Current portion of reforestation obligation	52,319	50,379
Current portion of long-term debt (note 11)	4,500	150,250
Current liabilities held for sale (note 4)	13,555	–
	617,120	799,453
Long-term debt (note 11)	623,860	735,536
Other liabilities (note 12)	132,960	195,748
Future income taxes (note 19)	377,637	409,546
Long-term liabilities held for sale (note 4)	16,187	–
Non-controlling interest	–	5,617
	1,767,764	2,145,900
Shareholders' equity (note 13)	1,865,919	1,781,517
	$ 3,633,683	$ 3,927,417

Commitments (note 14)

Contingencies (note 22)

Approved by the Board of Directors





William P. Ketcham
Director

J. Duncan Gibson
Director

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, 2005 and 2004 (in thousands of Canadian dollars, except earnings per share)

		2005		2004
Sales	$	3,576,701	$	2,400,007
Costs and expenses				
Cost of products sold		2,321,785		1,359,622
Freight and other distribution costs		541,966		346,329
Countervailing and antidumping duties		151,431		155,633
Amortization		255,384		153,866
Selling, general and administration		120,318		71,905
Share option expense (recovery)		(5,666)		25,085
		3,385,218		2,112,440
Operating earnings		191,483		287,567
Other				
Interest expense – net (note 17)		(48,424)		(16,044)
Exchange gain on long-term debt		13,850		26,620
Other expense (note 18)		(5,471)		(1,419)
Earnings before income taxes and non-controlling interest		151,438		296,724
Provision for income taxes (note 19)				
Current		(66,878)		(106,858)
Future		24,581		22,104
		(42,297)		(84,754)
Earnings before non-controlling interest		109,141		211,970
Non-controlling interest		(1,491)		–
Earnings	$	107,650	$	211,970
Earnings per share (note 20)				
Basic	$	2.52	$	5.75
Diluted	$	2.49	$	5.36

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31, 2005 and 2004 (in thousands of Canadian dollars)

		2005		2004
Retained earnings				
Balance – beginning of year	$	1,185,102	$	993,783
Earnings		107,650		211,970
		1,292,752		1,205,753
Common share dividends		(23,941)		(20,651)
Balance – end of year	$	1,268,811	$	1,185,102

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004 (in thousands of Canadian dollars)

	2005	2004
Cash flows from operating activities		
Earnings	$ 107,650	$ 211,970
Items not affecting cash		
Amortization	255,384	153,866
Exchange gain on long-term debt	(13,850)	(26,620)
Change in reforestation obligation	(2,134)	(11,007)
Change in other long-term liabilities	(67,043)	2,717
Change in deferred charges	9,101	(15,019)
Future income taxes	(24,326)	(25,403)
Gain on asset sales	(3,171)	(6,540)
Other	4,145	2,207
	265,756	286,171
Net change in non-cash working capital items	(236,053)	108,951
	29,703	395,122
Cash flows from financing activities		
Repayment of long-term debt	(249,300)	(13,338)
Proceeds from long-term debt	–	625,780
Net proceeds from bank operating loans	99,111	66,000
Common share dividends	(23,941)	(20,651)
Issuance of Common shares (note 13)	527	268,719
Other	166	270
	(173,437)	926,780
Cash flows from investing activities		
Additions to property, plant, equipment and timber	(224,401)	(140,112)
Proceeds from disposal of property, plant, equipment and timber	22,624	27,718
Acquisition – net of cash acquired (note 3)	–	(1,123,863)
Decrease (increase) in other assets	14,248	(1,942)
	(187,529)	(1,238,199)
(Decrease) increase in cash	(331,263)	83,703
Net cash – beginning of year	349,563	265,860
Net cash – end of year	$ 18,300	$ 349,563
Net cash consists of		
Cash and short-term investments	$ 62,199	$ 349,563
Cheques issued in excess of funds on deposit	(43,899)	–
	$ 18,300	$ 349,563
Supplemental information		
Interest paid	$ 50,219	$ 23,321
Income taxes paid	$ 243,662	$ 35,623

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

1. Nature of operations and significant accounting policies

Nature of operations

The Company is an integrated forest products company producing lumber, panels and pulp and paper products.

Basis of presentation

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Certain comparative figures have been reclassified to conform to the current year's presentation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Principal direct and indirect operating subsidiaries are West Fraser Mills Ltd., West Fraser Forest Products Inc., Blue Ridge Lumber Inc., Ranger Board Inc., Alberta Plywood Ltd., West Fraser (South), Inc., West Fraser Newsprint Ltd., Slave Lake Pulp Holdings Ltd., and Sundre Forest Products Ltd.

Investments in and operations of the Company's joint ventures are accounted for by the proportionate consolidation method, except for consolidated variable interest entities.

Revenue recognition

Revenues are derived from product sales and are recognized upon the transfer of significant risks and rewards of ownership, provided collectibility is reasonably assured.

Use of estimates

The preparation of financial statements requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring estimates are asset valuations, reforestation obligations, other asset retirement obligations, employee future benefits, and countervailing and antidumping duties. Actual amounts could differ materially from those estimates.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies, including long-term debt, are translated into Canadian dollars at the exchange rates prevailing at the end of the period. Other assets and liabilities and income and expense items are translated at the exchange rates prevailing on the transaction dates. Resulting exchange gains or losses are included in earnings.

The Company's foreign operations are considered to be integrated. Accordingly, monetary items are translated at the rates of exchange in effect at the balance sheet dates, and non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average rate of exchange in effect during the period in which they occur, except for amortization of assets, which is translated at the same historical exchange rate as the asset to which it relates. Gains or losses on the translation of monetary items are included in earnings.

Cash and short-term investments

Cash and short-term investments consist of cash on deposit and short-term interest bearing securities with maturities at their purchase date of three months or less.

Inventories

Inventories of logs and manufactured products are valued at the lower of average cost and net realizable value. Inventories of other raw materials, processing materials and supplies are valued at the lower of average cost and replacement cost.

Property, plant, equipment and timber

Property, plant, equipment and timber is stated at cost less accumulated amortization. Major manufacturing assets under construction include capitalized interest and preproduction and start-up costs, where applicable. Expenditures for additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal or destruction of assets, the cost and related amortization are removed from the accounts and any gain or loss is reflected in earnings.

Property, plant and equipment are principally amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 – 40 years
Manufacturing equipment and machinery	10 – 20 years
Fixtures and other equipment	3 – 10 years

Cost of logging roads and timber rights are amortized over a period not exceeding 60 years.

Capitalized preproduction and start-up costs are amortized over a period not exceeding five years.

Goodwill

Goodwill represents the excess of the purchase price paid for an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is subject to an impairment test on at least an annual basis, or more frequently if events or circumstances indicate that it may be impaired.

Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

Impairment of long-lived assets

The Company reviews property, plant, equipment and timber for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

Asset retirement obligations

The Company harvests timber under various timber rights. Estimated future reforestation obligations are accrued and charged to earnings at the time the timber is harvested. The reforestation obligation is reviewed periodically and changes to estimates are credited or charged to earnings.

The Company records the estimated fair value of a liability for other asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

Share-based compensation

The Company's share option plan gives share option holders the right to elect to receive a cash payment in lieu of exercising the option to purchase Common shares. The Company records an expense or recovery for share options, based on the quoted market value of the Company's Common shares. If an option holder elects to purchase Common shares, as opposed to receiving a cash payment, both the exercise price and the accrued liability is credited to shareholders' equity.

The Company's directors' deferred share unit plan ("DDSU") allows for settlements in cash or shares at the holder's option, and therefore, is accounted for as a liability. Changes in the Company's obligations under the DDSU, which arise from fluctuations in the market price of the Company's Common shares underlying this plan, are recorded in selling, general and administration expense.

Employee future benefits

The Company accounts for its obligations under employee benefit plans net of plan assets.
The Company has adopted the following policies for its defined benefit plans:

- The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimates of expected plan investment performance, salary escalation and retirement ages of employees;
- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value;
- Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service period of employees active at the date of the amendments;

- The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

For defined contribution plans, the pension expense recorded in earnings is the amount of contributions the Company is required to pay for services rendered by employees.

Income taxes

Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for temporary differences between the tax and financial statement bases of assets, liabilities and certain carry-forward items.

Future income tax assets are recognized only to the extent that it is more likely than not that they will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

2. Change in accounting policy

Effective January 1, 2005, the Company adopted the new accounting guidelines for consolidation of variable interest entities ("VIE") per CICA accounting Guideline 15. This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. Accordingly, the Company began consolidating one of its joint venture interests that was previously proportionately consolidated. The effect on assets was an increase of $7,031 and the effect on liabilities was an increase of $5,321. There was no impact on earnings or equity from applying this VIE guideline. The change in accounting policy was applied prospectively with no restatement of prior periods in accordance with the transitional provisions of the standard.

3. Acquisition

On December 31, 2004, the Company acquired the only issued share of Weldwood of Canada Limited ("Weldwood"), an integrated forest products company, for net cash consideration of $1,123,842. The terms of the transaction also provide that the seller is entitled to the net after-tax value of any refunds of softwood lumber duties paid by Weldwood before December 31, 2004 and to further cash consideration, not to exceed $50,000 in aggregate, if the average market price of NBSK pulp per tonne exceeds the greater of US$710 dollars and Cdn $950 dollars during any quarter ending on or before June 30, 2007. To date, the average pulp price has been below the levels that would trigger additional consideration. Weldwood was amalgamated with West Fraser Mills Ltd., the Company's principal operating subsidiary, effective January 1, 2005.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The finalized allocation of the purchase cost for the acquisition is as follows:

	Final December 31, 2005	Preliminary December 31, 2004
Net assets acquired	$ 1,430,321	$ 1,430,342
Less: Cash acquired	(306,479)	(306,479)
Net non-cash assets acquired	$ 1,123,842	$ 1,123,863
Allocation:		
Current assets	$ 347,494	$ 344,769
Current liabilities	(210,526)	(219,872)
Property, plant and equipment	692,660	698,142
Timber	432,340	432,340
Goodwill	263,719	276,660
Other assets	17,770	3,280
Reforestation obligation	(53,294)	(50,474)
Asset retirement obligation	(3,769)	(1,558)
Timber damage deposits	(1,369)	–
Employee future benefits	(111,552)	(108,582)
Future income taxes	(244,014)	(245,225)
Non-controlling interest	(5,617)	(5,617)
Net cash consideration	$ 1,123,842	$ 1,123,863

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

The allocation above includes costs related to the acquisition of $6,805 and estimated severance and other costs associated with the integration of Weldwood of $13,366, a reduction from the original estimate, as the Company finalized its integration plan. For the year ended December 31, 2005, $5,275 was paid related to the estimated severance and other restructuring costs.

The Company entered into a consent agreement (the "Consent Agreement") on December 7, 2004 with the Canadian Commissioner of Competition which requires the Company, among other things, to divest an approximate 90% interest in two sawmills and their related timber harvesting rights. The former Weldwood assets and liabilities related to these operations are included in the allocation above, and are classified as held for sale at December 31, 2005.

4. Assets held for sale

The Company has commenced activities to sell its approximate 90% interest in two sawmills and their related timber harvesting rights pursuant to the Consent Agreement. The non-controlling interest of $7,108 that relates to these operations is included in long-term liabilities held for sale.

In addition, the Company is selling a harvesting and road maintenance business and related equipment located in Alberta.

The sales of these operations are expected to occur in 2006. The results of operations from these assets held for sale are included in the consolidated statement of earnings. Effective January 1, 2006, amortization will not be charged on the assets held for sale.

5. Impairment of long-lived assets

During the year, the Company expensed $7,715 related to the shut-down of a 50% owned sawmill. Of this amount, $5,184 was charged to amortization expense and $2,531 of other closure costs was charged to administration expense.

6. Investment in joint ventures

The Company's proportionate share of the joint ventures is as follows:

		2005[1]		2004[2]
Current assets	$	57,078	$	33,915
Non current assets		149,096		168,245
Total assets		206,174		202,160
Current liabilities		(23,510)		(23,523)
Non-current liabilities		(22,396)		(8,068)
Equity	$	160,268	$	170,569
Sales	$	198,670	$	259,155
Costs and expenses		186,472		216,161
Earnings before income taxes	$	12,198	$	42,994
Cash flows from operating activities	$	40,607	$	56,734
Cash flows from financing activities	$	-	$	(3,631)
Cash flows from investing activities	$	(10,403)	$	1,634

The Company has business transactions with certain of its joint venture participants and entities related to these participants. All transactions are at market prices and on normal business terms.

(1) The 2005 figures include 50% of Alberta Newsprint Company and Cariboo Pulp and Paper.

(2) The 2004 asset, liability and equity figures include 50% of Alberta Newsprint Company and Cariboo Pulp and Paper (purchased December 31, 2004) and 50% Seehta Forest Products (consolidated January 1, 2005). The 2004 income and cash flow figures include 50% of Alberta Newsprint Company, 50% of Seehta Forest Products, 50% of Houston Forest Products Company and 31.58% of Babine Forest Products Company.

7. Inventories

	2005	2004
Logs and wood chips	$ 178,103	$ 154,718
Manufactured products	305,609	298,615
Processing materials and supplies	88,292	87,822
	$ 572,004	$ 541,155

8. Property, plant, equipment and timber

			2005
	Cost	Accumulated amortization	Net
Manufacturing plant, equipment and machinery	$ 3,136,882	$ 1,690,656	$ 1,446,226
Construction-in-progress	99,581	-	99,581
Timber rights and roads	854,330	208,988	645,342
Rental properties	19,632	5,299	14,333
Other	26,836	2,263	24,573
	$ 4,137,261	$ 1,907,206	$ 2,230,055

			2004
	Cost	Accumulated amortization	Net
Manufacturing plant, equipment and machinery	$ 3,049,052	$ 1,496,633	$ 1,552,419
Construction-in-progress	40,975	–	40,975
Timber rights and roads	887,157	183,491	703,666
Rental properties	30,242	5,214	25,028
Other	24,040	1,584	22,456
	$ 4,031,466	$ 1,686,922	$ 2,344,544

9. Deferred charges

	2005	2004
Deferred pension (note 15)	$ 20,760	$ 26,152
Deferred financing fees – net	6,383	10,168
	$ 27,143	$ 36,320

Deferred financing fees are amortized over the term of the related debt.

10. Other assets

	2005	2004
Investments	$ 16,297	$ 15,617
Power purchase agreements – net	28,673	30,685
Advances for timber and timber deposits	16,567	21,309
	$ 61,537	$ 67,611

Power purchase agreements

The Company entered into agreements to acquire a portion of the electricity to be generated from two power plants in Alberta, beginning January 1, 2001, at substantially predetermined prices. The Company's share is expected to be 150 megawatts per year to 2013 and 120 megawatts per year to 2020. The Company also has entered into agreements to resell the electricity at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Power purchase agreements are amortized over the life of the underlying agreements, being 17 and 20 years.

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

11. Long-term debt and operating loans

Long-term debt

	2005	2004
US $125,000 notes; interest at 7.50%	$ –	$ 150,250
Cdn $125,000 debentures due 2007; interest at 6.80%	124,960	124,936
Cdn $100,000 bank loan; interest at floating rates [1]	–	100,000
Cdn $150,000 debentures due 2009; interest at 4.94%	150,000	150,000
US $300,000 senior notes due 2014; interest at 5.20%	348,900	360,600
Cdn $4,500 term note; interest at floating rates [1]	4,500	–
	628,360	885,786
Less: Current portion	4,500	150,250
	$ 623,860	$ 735,536

[1] Floating rates are based on prime, US base, bankers acceptances or LIBOR at the Company's option.

Interest payments are made on a semi-annual basis with the exception of the Cdn $4,500 term note, which is made quarterly.

Principal repayments required are as follows:	
2006	$ 4,500
2007	124,960
2008	–
2009	150,000
2010	–
Thereafter	348,900
	$ 628,360

Operating loans

The Company has approximately $530,000 (2004 – $395,000) in revolving lines of credit available, $165,111 of which was drawn as at December 31, 2005 (2004 – $66,000). Interest is payable at floating rates based on prime, US base, bankers acceptances or LIBOR at the Company's option. The Company has also issued $14,392 (2004 – $59,612) under various letters of credit.

All long-term debt and bank lines of credit are unsecured except for a $5,000 joint venture line of credit which is secured by its working capital.

12. Other liabilities

	2005	2004
Post retirement obligations (note 15)	$ 44,243	$ 111,190
Timber damage deposits	10,921	7,359
Reforestation obligation – long-term	68,187	70,563
Other asset retirement obligations	9,609	6,636
	$ 132,960	$ 195,748

Asset retirement obligations

The Company's asset retirement obligations relate to its responsibility for reforestation under various timber rights and to landfill closure and other site remediation costs.

Changes in asset retirement obligations are as follows:

	Reforestation	Other	2005 Total	2004 Total
Asset retirement obligations – beginning of year	$ 120,942	$ 6,636	$ 127,578	$ 82,383
Liabilities recognized	44,182	-	44,182	30,739
Liabilities settled	(45,504)	(106)	(45,610)	(25,672)
Accretion expense	5,412	868	6,280	4,093
Change in estimates	(4,209)	-	(4,209)	(15,996)
Acquired obligations (note 3)	2,820	2,211	5,031	52,031
Asset retirement obligations – end of year	123,643	9,609	133,252	127,578
Less:				
Current portion	(52,319)	-	(52,319)	(50,379)
Long-term liabilities held for sale	(3,137)	-	(3,137)	-
	$ 68,187	$ 9,609	$ 77,796	$ 77,199

The total undiscounted amount of the estimated cash flows to settle the above obligations is $154,519 (2004 – $147,732). The cash flows have been discounted using an inflation and credit adjusted risk-free rate of 4.6% to determine fair value.

The timing of the reforestation payments is based on the Company's estimate of the amount of time required to attain free to grow status in a given area, which is generally between 12 to 15 years. Payments relating to landfill closure and site remediation costs are expected to occur at periods ranging up to 20 years.

13. Shareholders' equity

Authorized share capital
10,000,000 Preferred shares, issuable in series, without par value
200,000,000 Common shares, without par value
20,000,000 Class B common shares, without par value

	2005 Number of shares issued	2005 Amount	2004 Number of shares issued	2004 Amount
Common	37,871,786	$ 597,061	37,359,544	$ 596,484
Class B common	4,885,206	491	5,385,206	541
Total Common	42,756,992	597,552	42,744,750	597,025
Retained earnings		1,268,811		1,185,102
Share purchase loans		(444)		(610)
		$ 1,865,919		$ 1,781,517

Share capital transactions during 2005

The Company issued 12,242 Common shares for $527 and 500,000 Class B common shares in the amount of $50 were exchanged for Common shares during the year.

Share capital transactions during 2004

The Company issued 5,852,000 share subscription receipts at $47 dollars per receipt on August 12, 2004 pursuant to a short form prospectus. The share subscription receipts were converted on a one-for-one basis to Common shares of the Company on December 31, 2004 and proceeds of $267,023 (net of $8,021 of issuance costs) were credited to Common share capital. In addition, the Company issued 36,036 Common shares for $1,696 during the year.

Rights and restrictions

Common shares

Common shares and Class B common shares are equal in all respects except that each Class B common share may at any time be exchanged for one Common share.

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

Dividends payable

Dividends declared and unpaid at December 31, 2005 amounted to $5,986 (2004 – $5,165) and are included in accounts payable and accrued liabilities.

Share purchase loans

Share purchase loans receivable of $444 (2004 – $610) under the Company's management share purchase plan are included as a reduction of shareholders' equity. The loans are non-interest bearing, mature in 2006 through 2008 and are secured by a pledge of 18,475 (2004 – 24,624) Common shares.

Share option plan

The Company has a share option plan for its directors, officers and employees, under which it may grant up to 3,505,506 share options. The exercise price of a share option is the closing price of the Company's Common shares on the day preceding the grant date. The options vest at 20% per year from the grant date and expire after 10 years. A summary of the activity in the share option plan is presented below:

	Options	**2005 Weighted average exercise price (dollars)**	Options	2004 Weighted average exercise price (dollars)
Outstanding – beginning of year	**1,866,348**	**$ 30.10**	2,074,522	$ 29.02
Granted	**313,030**	**51.56**	170,000	38.90
Exercised	**(266,073)**	**29.65**	(338,574)	27.60
Expired/cancelled	**–**	**–**	(39,600)	32.55
Outstanding – end of year	**1,913,305**	**$ 33.68**	1,866,348	$ 30.10
Exercisable – end of year	**1,143,602**	**$ 28.94**	1,144,853	$ 28.82

The following table summarizes information about the share options outstanding at December 31, 2005:

Range of exercise prices (dollars)	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (dollars)	Number of exercisable options	Weighted average exercise price (dollars)
$21.08 – $24.07	339,758	5.0	$ 21.07	277,285	$ 21.07
$27.61 – $29.75	491,266	3.7	$ 29.33	491,266	$ 29.33
$33.41 – $35.54	599,251	6.4	$ 33.57	333,051	$ 33.67
$38.90	170,000	8.1	$ 38.90	42,000	$ 38.90
$51.56	313,030	9.1	$ 51.56	–	$ –
	1,913,305	6.0	$ 33.68	1,143,602	$ 28.94

Directors' deferred share unit plan

Under the DDSU, non-employee directors of the Company may elect to receive all or a portion of their fee for that fiscal year in the form of deferred share units which vest immediately. Units are redeemable, in cash or Common shares, only following resignation or retirement and must be redeemed by December 15 of the following year and in certain cases a shorter time period. As at December 31, 2005, there were 13,149 (2004 – 5,996) units outstanding.

14. Commitments

a) Operating leases

The Company is committed to payments under certain operating leases for equipment, land, buildings and office space. The payments required under these leases over the next five years amount to $9,202 (2004 – $8,909).

2006	$ 1,866
2007	1,692
2008	1,471
2009	1,258
2010	1,126
Thereafter	1,789
	$ 9,202

b) Product purchase and sale commitments

The Company has long-term purchase and sale contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

c) Capital expenditures

Capital commitments at December 31, 2005 amounted to $47,417.

15. Employee future benefits

The Company maintains non-contributory defined benefit and defined contribution pension plans covering a majority of its employees. The defined benefit plans provide pension benefits based on either length of service or earnings and length of service. The Company has partially funded supplemental defined benefit pension plans for certain salaried employees. The Company also provides group life insurance, medical and extended health benefits to certain employee groups.

The total pension expense for the Company's defined contribution pension plans is $2,103 (2004 – $1,838).

The status of the Company's defined benefit pension plans and other benefit plans, in aggregate, is as follows:

	Pension plans		Other benefit plans	
	2005	2004	**2005**	2004
Expense				
Current service cost	**$ 25,849**	$ 12,490	**$ 1,004**	$ 171
Interest cost on earned benefit obligations	**39,513**	18,265	**2,920**	645
Actual return on plan assets	**(62,799)**	(35,858)	**–**	–
Actual actuarial loss (gain) on benefit obligation	**73,291**	8,426	**4,134**	(15)
Other	**(93)**	816	**–**	–
Expense before adjustments to recognize the long-term nature of employee future benefit costs	**75,761**	4,139	**8,058**	801
Difference between expected return and actual return on plan assets	**24,169**	17,428	**–**	–
Difference between net actuarial (gain) loss recognized and actual (gain) loss on benefit obligation	**(73,545)**	(8,034)	**(4,032)**	103
Difference in other	**187**	(637)	**460**	460
Net expense	**$ 26,572**	$ 12,896	**$ 4,486**	$ 1,364
Accrued benefit obligation				
Projected benefit obligations – opening	**$ 653,108**	$ 284,100	**$ 48,773**	$ 10,716
Acquired plans	**–**	338,480	**2,969**	37,596
Current service cost	**24,892**	12,569	**863**	171
Interest cost	**36,171**	18,265	**2,539**	645
Benefits paid	**(35,361)**	(9,713)	**(3,563)**	(340)
Actuarial losses and other	**73,190**	9,407	**3,343**	(15)
Projected benefit obligations – ending	**$ 752,000**	$ 653,108	**$ 54,924**	$ 48,773
Plan assets				
Fair value – opening	**$ 584,892**	$ 264,814	**$ –**	$ –
Acquired plans	**–**	267,493	**–**	–
Actual return on plan assets	**62,799**	35,858	**–**	–
Contributions	**86,601**	26,514	**3,563**	340
Benefits paid	**(35,361)**	(9,701)	**(3,563)**	(340)
Other	**9**	(86)	**–**	–
Fair value – ending	**$ 698,940**	$ 584,892	**$ –**	$ –

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

		Pension plans		Other benefit plans
	2005	2004	2005	2004
Funded status of the plans				
Plan (deficit) surplus – registered plans	$ (53,051)	$ 6,925	$ (54,924)	$ (11,177)
– supplemental plans	(9)	(4,154)	-	–
– acquired plans	-	(70,987)	-	(37,596)
	(53,060)	(68,216)	(54,924)	(48,773)
Unamortized net actuarial losses	68,472	23,476	5,926	2,416
Unamortized past service costs	1,895	2,069	-	–
Unamortized net transitional amount	(2,409)	(2,460)	3,223	3,684
Contributions after measurement date	6,521	2,766	-	–
Long-term liabilities held for sale	873	–	-	–
Net accrued benefit (liability) asset	$ 22,292	$ (42,365)	$ (45,775)	$ (42,673)
Represented by				
Deferred pension (note 9)	$ 20,760	$ 26,152	$ -	$ –
Pension and other benefit plans (note 12)	659	(68,517)	(45,775)	(42,673)
Long-term liabilities held for sale (note 4)	873	–	-	–
	$ 22,292	$ (42,365)	$ (45,775)	$ (42,673)

The significant actuarial assumptions used are as follows:

		Pension plans		Other benefit plans
	2005	2004	2005	2004
For the year ended December 31				
To determine benefit obligation at end of year				
Discount rate	5.25%	6.00%	5.25%	6.00%
Expected rate of return on plan assets	7.00%	7.00%	n/a	n/a
Rate of increase in future compensation	3.25%	3.75%	n/a	n/a
To determine benefit expense (income) for the year				
Discount rate	6.00%	6.25%	6.00%	6.25%
Expected rate of return on plan assets	7.00%	7.00%	n/a	n/a
Rate of increase in future compensation	3.75%	4.00%	n/a	n/a

The Company funds health care benefit costs, shown under other benefit plans, on a pay as you go basis. The actuarial assumptions are for extended health care cost increases of 10% per year for five years, grading down to 4.5% per year thereafter, with no increase in the medical services plan.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase or decrease in assumed health care cost trend rates would have the following effects for 2005:

	Increase	Decrease
Total of service and interest cost	$ 683	$ 547
Accrued benefit obligation	$ 8,137	$ 6,515

Assets

The Company's defined benefit plans' weighted-average asset allocations at the measurement date[1], by asset category, are as follows:

	2005	2004
Equity investments	53%	56%
Fixed income investments	38%	41%
Other	9%	3%
	100%	100%

[1]Acquired plan assets were valued as at the acquisition date of December 31, 2004.

Actuarial valuations

Actuarial valuations of the Company's pension plans are generally required every three years. The most recent valuations and the next scheduled valuations for the Company's principal defined benefit plans are as follows:

Last actuarial valuation date	Scheduled valuation date	Percentage of benefit obligation	Percentage of fair value of assets
December 31, 2002	December 31, 2005	34	35
December 31, 2003	December 31, 2006	3	3
December 31, 2004	December 31, 2005	6	7
December 31, 2004	December 31, 2007	57	55
		100	100

16. Financial instruments

a) Fair values

The recorded amounts for cash and short-term investments, accounts receivable, accounts payable and accrued liabilities and bank operating loans approximate fair values, based on their short-term maturities.

The fair value of the Company's long-term debt at December 31, 2005 was $617,539 (2004 – $904,356) based on rates currently available to the Company for long-term debt with similar terms and remaining maturities.

b) Credit risk

The Company sells its products to a variety of customers with various payment terms and therefore is exposed to credit risk. The Company has adopted policies and procedures designed to limit this risk.

c) Currency risk

A significant portion of the Company's earnings are generated from sales denominated in U.S. dollars. The Company does not use forward exchange contracts to reduce its exposure to exchange rate movements, however, the Company also has a significant portion of its long-term debt denominated in U.S. dollars.

17. Interest expense

		2005		2004
Long-term interest	$	**(44,342)**	$	(27,320)
Current interest (expense) income – net		**(4,082)**		11,276
	$	**(48,424)**	$	(16,044)

18. Other (expense) income

		2005		2004
Gain on asset sales	$	**3,171**	$	6,540
Rental income – net		**1,490**		2,932
Foreign exchange loss – net		**(14,511)**		(7,649)
Other – net		**4,379**		(3,242)
	$	**(5,471)**	$	(1,419)

19. Income taxes

The Company's effective tax rate is as follows:

		2005 Amount	2005 %		2004 Amount	2004 %
Income taxes at statutory rates	$	**52,287**	**34.9**	$	105,692	35.6
Large corporations tax		**3,452**	**2.3**		87	–
Non-taxable amounts		**2,025**	**1.4**		(12,402)	(4.2)
Rate differentials between jurisdictions and on specified activities		**(8,833)**	**(5.9)**		(3,913)	(1.3)
Reduction in statutory income tax rates		**(9,518)**	**(6.4)**		(3,052)	(1.0)
Other		**2,884**	**1.9**		(1,658)	(0.5)
	$	**42,297**	**28.2**	$	84,754	28.6

December 31, 2005 and 2004 (Figures are in thousands of Canadian dollars except where indicated)

The components of the future income taxes are as follows:

	2005	2004
Future income tax liabilities		
Property, plant, equipment and timber	$ (462,632)	$ (504,914)
Other	(11,466)	(19,717)
	(474,098)	(524,631)
Future income tax assets		
Reforestation obligation	45,212	40,229
Post-retirement obligations	8,993	38,458
Other	42,256	36,398
	96,461	115,085
	$ (377,637)	$ (409,546)

In addition, the Company has unrecognized capital loss carry-forwards of $3,803 available to offset future capital gains.

20. Earnings per share

Basic earnings per share are calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of options using the treasury stock method and the conversion on the issuance date of subscription receipts to Common shares. The diluted earnings per share calculation reflects the weighted average number of subscription receipts outstanding during 2004.

	2005	2004
Earnings available to shareholders	$ 107,650	$ 211,970
Weighted average number of shares		
Weighted average shares – basic	42,731,125	36,848,188
Subscription receipts	–	2,078,579
Share options – treasury stock method	556,334	600,403
Weighted average number of shares – diluted	43,287,459	39,527,170
Earnings per share (dollars)		
Basic	$ 2.52	$ 5.75
Diluted	$ 2.49	$ 5.36

21. Segmented information

The segmentation of the Company's manufacturing operations into lumber, panels and pulp and paper is based on a number of factors, including similarities in products, production processes, and economic characteristics. The accounting policies of each segment are the same as those described in note 1.

2005 (figures are in millions of dollars)	Lumber	Panels	Pulp & paper	Corporate and other	Consolidated
Sales at market prices[1]					
To external customers	$ 2,020.9	$ 511.0	$ 1,044.8	$ –	$ 3,576.7
To other segments	86.0	5.0	–	–	
	$ 2,106.9	$ 516.0	$ 1,044.8	$ –	
EBITDA[2]	$ 327.8	$ 65.4	$ 62.2	$ (8.5)	$ 446.9
Amortization	121.9	38.1	92.5	2.9	255.4
Operating earnings (loss)	205.9	27.3	(30.3)	(11.4)	191.5
Interest expense	(28.0)	(9.1)	(10.1)	(1.2)	(48.4)
Exchange gain on long-term debt	–	–	–	13.9	13.9
Other income (expense)	2.9	(0.4)	0.8	(8.9)	(5.6)
Earnings (loss) before income taxes and non-controlling interest	$ 180.8	$ 17.8	$ (39.6)	$ (7.6)	$ 151.4
Total capital employed[2]	$ 1,762.9	$ 450.8	$ 976.2	$ 40.1	$ 3,230.0
Identifiable assets	$ 1,938.9	$ 492.7	$ 1,081.3	$ 120.8	$ 3,633.7
Capital expenditures	$ 147.4	$ 23.6	$ 46.6	$ 6.8	$ 224.4
Sales by geographic area					
Sales to external customers					
USA	$ 1,460.3	$ 169.7	$ 378.8	$ –	$ 2,008.8
Canada	410.2	326.4	73.2	–	809.8
Europe	–	0.1	126.2	–	126.3
Far East	150.3	14.8	247.1	–	412.2
Other	0.1	–	219.5	–	219.6
	$ 2,020.9	$ 511.0	$ 1,044.8	$ –	$ 3,576.7
Property, plant, equipment and timber by geographic area					
Canada					$ 2,127.5
USA					102.6
					$ 2,230.1

(1) **Significant customers:**
During the year ended December 31, 2005, one group of companies purchased $356.4 of lumber from the Company, accounting for 10% of consolidated sales.

(2) **Non-GAAP measures:**
a) EBITDA is defined as operating earnings plus amortization.
b) Capital employed is defined as identifiable assets less current non-interest bearing liabilities at year-end.

2004 (figures are in millions of dollars)	Lumber	Panels	Pulp & paper	Corporate & other	Consolidated
Sales at market prices [1]					
To external customers	$ 1,474.9	$ 284.5	$ 640.6	$ –	$ 2,400.0
To other segments	48.5	–	–	–	
	$ 1,523.4	$ 284.5	$ 640.6	$ –	
EBITDA [2]	$ 361.0	$ 74.2	$ 44.9	$ (38.6)	$ 441.5
Amortization	63.2	29.4	59.5	1.8	153.9
Operating earnings (loss)	297.8	44.8	(14.6)	(40.4)	287.6
Interest expense	(8.1)	(1.0)	(4.6)	(2.3)	(16.0)
Exchange gain on long-term debt	–	–	–	26.6	26.6
Other income (expense)	0.6	(0.1)	0.1	(2.0)	(1.4)
Earnings (loss) before income taxes	$ 290.3	$ 43.7	$ (19.1)	$ (18.1)	$ 296.8
Total capital employed [2]	$ 1,595.4	$ 402.1	$ 1,019.9	$ 326.8	$ 3,344.2
Assets before acquisition	$ 842.2	$ 209.1	$ 683.7	$ 130.6	$ 1,865.6
Assets acquired	767.6	255.3	442.6	319.7	1,785.2
Goodwill acquired	230.5	46.1	–	–	276.6
Identifiable assets	$ 1,840.3	$ 510.5	$ 1,126.3	$ 450.3	$ 3,927.4
Capital expenditures	$ 94.9	$ 9.6	$ 32.5	$ 3.1	$ 140.1
Acquisition	$ 897.7	$ 255.4	$ 398.9	$ (428.1)	$ 1,123.9
Sales by geographic area					
Sales to external customers					
USA	$ 1,169.5	$ 102.8	$ 163.3	$ –	$ 1,435.6
Canada	237.9	175.5	83.6	–	497.0
Europe	–	–	62.7	–	62.7
Far East	67.5	6.2	229.5	–	303.2
Other	–	–	101.5	–	101.5
	$ 1,474.9	$ 284.5	$ 640.6	$ –	$ 2,400.0
Property, plant, equipment and timber by geographic area					
Canada					$ 2,228.8
USA					115.7
					$ 2,344.5

(1) **Significant customers:**
During the year ended December 31, 2004, one group of companies purchased $383.1 of lumber from the Company, accounting for 16% of consolidated sales.

(2) **Non-GAAP measures:**
a) EBITDA is defined as operating earnings plus amortization.
b) Capital employed is defined as identifiable assets less current non-interest bearing liabilities at year-end.

22. Contingencies

a) Countervailing and Antidumping Duties

In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an antidumping duty ("ADD") rate specific to the Company of 2.18%, both to be posted by cash deposits effective from May 22, 2002.

On April 21, 2004, the USDOC issued a response to an earlier North American Free Trade Agreement ("NAFTA") ruling regarding specific challenges made to the ADD rate calculation. The USDOC concluded that West Fraser's ADD rate would be reduced from 2.18% to 1.79% representing de minimus level, with the result that West Fraser would be exempted from the ADD order. In response to a July 11, 2005 USDOC remand determination which did not revoke the antidumping order against the Company, on July 21, 2005, a NAFTA panel affirmed its prior instruction that the anti-dumping order against West Fraser must be revoked.

On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. On November 24, 2004, the U.S. government launched an Extraordinary Challenge of the legality of the decision of the NAFTA panel. On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Effective December 20, 2004 the Company's CVD and ADD deposit rates were reduced to 17.18% and 0.92%, respectively, as a result of the final determination in the first Administrative Review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 0.91% for ADD on January 17, 2005.

Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 0.51% respectively, as a result of the final determination in the second Administrative Review.

The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income when receipt is reasonably certain. As at December 31, 2005, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$333,893 and US$36,487, respectively. This amount does not include the amounts on deposit from Weldwood prior to the acquisition by the Company (see note 3).

The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

b) The Forestry Revitalization Plan ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. Licensees, including the Company, will be required to return 20% of their replaceable tenures and related assets such as roads and bridges. The effect of the timber take-back is a reduction of approximately 1,266,000 cubic meters of the Company's existing annual allowable cut on replaceable tenures. Affected licensees are eligible for compensation for both timber rights and certain other asset values. Allocation of the reduction to specific licenses has been completed but compensation has yet to be determined. The effect of the FRP on the Company's financial position and results of operations cannot be determined and will be recorded when the amounts can reasonably be determined.

ENVIRONMENTAL POLICY

West Fraser Timber Co. Ltd. is committed to responsible stewardship of the environment. A philosophy of continual improvement of our forest practices and manufacturing procedures has been adopted to optimize the use of resources and minimize or eliminate the impact of our operations on the environment. West Fraser recognizes that environmental excellence is an integral aspect of long-term business success.

Our Company and its employees are committed to the following:

- **Complying with all applicable environmental laws and regulations, and with other requirements to which the organization subscribes.**
- **Preventing pollution and continuing to improve our environmental performance by setting and reviewing environmental objectives and targets.**
- **Conducting periodic environmental audits.**
- **Providing training for employees and contractors to ensure environmentally responsible work practices.**
- **Communicating our environmental performance to employees, customers, shareholders, local communities and other stakeholders.**
- **Reviewing, on a regular basis, this policy to ensure that it reflects the Company's ongoing commitment to environmental stewardship.**

ENVIRONMENTAL REPORT

Environmental Certification

West Fraser maintained third-party sustainable forest management ("SFM") certification at all of its woodlands operations in British Columbia and Alberta.

B.C. woodlands operations in Quesnel, Williams Lake, 100 Mile House and Houston, which had been previously certified to the Canadian SFM standard ("CAN/CSA Z809"), were transitioned to the Sustainable Forestry Initiative ("SFI"). West Fraser's woodlands in Hinton, Alberta and Sundre, Alberta remained certified to Canada's national SFM standard.

Both SFI and CAN/CSA Z809 are internationally-recognized certification systems that confirm a company is managing the forests in its care to a standard that integrates the perpetual growing of trees with the protection of wildlife, plants, water and soil quality, and with a wide range of conservation goals. With these systems in place, West Fraser's customers can have confidence that products manufactured from certified sources are derived from sustainably-managed forests verified by independent third-party auditors.

West Fraser also maintained certification of Environmental Management Systems ("EMS") at its Canadian woodlands to ISO 14001, a widely-recognized EMS certification system. ISO 14001 provides independent verification that the Company's EMS considers and takes measures to minimize or eliminate the environmental impacts of its activities, while striving for performance improvements.

By achieving certification of its Canadian woodlands to an external SFM standard, West Fraser has met a key membership requirement established by the Forest Products Association of Canada.

Cariboo Pulp & Paper, Hinton Pulp and Quesnel River Pulp ("QRP") maintained their EMS ISO 14001 registration. Hinton Pulp was also one of only 10 manufacturing facilities in Alberta recognized by the provincial government's new EnviroVista program, which publicly acknowledges industry leaders.

The Company's MDF manufacturing operations maintained the Green Cross certification, which verifies that MDF materials are made from 100% recycled content. They also maintained Environmentally Preferred Product certification from the Composite Panel Association.

The wood treating plant at Sundre passed an independent audit to verify compliance with federal guidelines for design of wood treatment facilities.

In 2005, West Fraser conducted internal environmental audits at the following manufacturing divisions: Quesnel Laminators, Hinton Wood Products, Sundre Forest Products, West Fraser LVL, Hinton Pulp, Northstar Lumber and Houston Forest Products. These internal audits complement West Fraser's external certification programs by monitoring the Company's practices and measuring its performance against internally-established targets.

Effluent Quality

QRP completed a significant capital upgrade which improved the quality of its effluent and reduced costs associated with effluent treatment. Cariboo Pulp & Paper completed capital improvements to its lime kiln, which has contributed to effluent quality improvements. The Company's joint-venture newsprint mill completed capital and process improvements that have enhanced energy efficiency and reduced water usage from 2003 levels. Additional projects have significantly decreased phosphorous (an effluent nutrient) discharge levels.

Capital and process improvements were made at the Kitimat mill to address the effect of its effluent on the taste of eulachon, a species of fish that spawns in the Kitimat River and other northern rivers during a brief period each year. These improvements continue to increase the overall effectiveness of the effluent treatment system. West Fraser signed a 14-year agreement with the Haisla Nation in February 2005 regarding the effect of the Kitimat mill's effluent on the Kitimat River and the taste of eulachon.

Slave Lake Pulp was not required to participate in the current cycle of a federally-sponsored environmental effects monitoring program. The exemption was granted after two previous monitoring programs did not detect statistically significant effects from the mill's effluent discharge into the Lesser Slave River.

Alberta Environment has implemented a policy that will require pulp and paper mills to reduce levels of biological oxygen demand ("BOD") and total suspended solids ("TSS") in pulp mill effluent. The new levels will be phased in over the next few years as affected pulp and paper mills renew their operating approvals. The Slave Lake Pulp and ANC mills currently meet the proposed BOD and TSS requirements. Equipment trials were conducted at the Hinton Pulp mill in 2005 to assess options for improved effluent quality.

Alberta Environment also requires pulp and paper mills operating on the Athabasca River to participate in water quality studies. West Fraser's mills are active participants in this ongoing initiative.

WestPine eliminated effluent treatment operations by transferring its untreated effluent to QRP's effluent system. QRP's permit was amended to reflect this change.

In 2004, the Huttig operation began disposing of its domestic sewage in the local municipality's sewage treatment facility instead of its onsite treatment lagoon, which had been periodically in non-compliance with permit limits. As a result, the treatment lagoon at Huttig was closed and remediated in 2005.

Air Quality
The Smithers sawmill introduced a thermal energy system in 2005 that uses wood residue as a fuel source. The wood residue displaces natural gas and results in reduced greenhouse gas emissions and cost savings. With the energy system operational, the ongoing use of its Tier One burner is no longer necessary allowing the mill to meet the B.C. government's requirement to decommission this burner by the end of 2007.

Houston Forest Products is the only West Fraser facility in British Columbia which continues to operate a Tier One burner. The Company is currently evaluating options to redirect wood residue to other uses and methods of disposal in order to meet the 2007 decomissioning deadline.

Blue Ridge Lumber commenced construction of a thermal energy system that will replace its silo burner which is expected to reduce air emissions.

As part of the Quesnel sawmill project, construction started on a wood waste-fuelled thermal energy system to dry lumber. This system, like the one at the Smithers mill, is equipped with high efficiency air emission controls to minimize particulate discharges.

In Williams Lake, Quesnel and the Bulkley Valley-Lakes District regions, West Fraser continues to participate in multi-stakeholder airshed management planning processes aimed at improving air quality in these areas.

At the Company's Alberta Plywood facility in Edmonton, a covered chip conveyor was installed to reduce fine wood dust carryover from a previously unsealed conveyor system. The mill will further address air quality issues by installing an electrostatic precipitator to reduce air emissions from its dryers.

At West Fraser's U.S. operations, work is underway to identify measures that may be required to ensure compliance with boiler regulations that are expected to come into effect by 2008.

Greenhouse Gases
West Fraser tracks greenhouse gas (GHG) emissions annually from its manufacturing plants. In 2005, direct emissions were 11.5% below 1990 levels. (This includes all West Fraser facilities, including those acquired in 2004.) Despite increased overall production at various West Fraser mills, GHG's emitted per unit of production have declined by 25% in pulp mills, 12% in sawmills and 34% in plywood plants.

The Canadian government has proposed regulations that would set GHG targets for the pulp and paper industry. All of West Fraser's pulp and paper mills will be subject to the legislation and the Company will take necessary steps to comply with requirements.

Non-compliances, Charges and Spills
In December 2004, West Fraser was charged with eight counts relating to a 2002 black liquor release into a drainage ditch at its Eurocan operation in Kitimat. Charges were issued under the federal *Fisheries Act (Canada)*, federal migratory birds legislation and under the *Environmental Management Act (B.C.)* A trial date is scheduled for 2006.

Cariboo Pulp & Paper was charged with two counts under the *Transportation of Dangerous Goods Act (Canada)* regarding an incident involving damage to a rail car alleged to contain sulphur dioxide. The incident occurred prior to West Fraser acquiring a 50% interest in the mill in December 2004. The Company is defending the charges.

A chemical spill at the Kitimat mill's water treatment plant resulted in the mill's effluent exceeding permitted pH levels over a period of two days. Procedures and systems at the mill have been upgraded to prevent a reoccurrence.

The Slave Lake pulp mill failed one toxicity test in April 2005. This matter is currently under investigation by Environment Canada.

During its bi-annual (once every two years) compliance test, Ranger Board exceeded permitted formaldehyde emission levels from one dryer. The mill has conducted extensive investigations and tested a number of operating and control mechanisms. This matter has been reported to Alberta Environment.

The Red Earth, Alta. joint-venture sawmill was shut down indefinitely in September 2005. Prior to shutdown, the mill installed a hydrocarbon product recovery system to capture hydrocarbon contamination at its mill site, a condition that existed before West Fraser acquired partial ownership. Monitoring to assess site conditions and operation of the recovery system is ongoing. The burner at the mill did not meet the minimum permitted operating temperatures from January to September 2005. No regulatory action is anticipated.

A burner feed system upgrade was completed during 2005 at the veneer plant at Slave Lake. This upgrade has improved compliance with minimum operating temperatures since the system became operational in July 2005.

West Fraser LVL exceeded dryer stack emission limits on one test during the year. The mill also had several stormwater pond discharges that did not meet the requirements of its permit. These incidents are under investigation by Alberta Environment.

The Sundre sawmill and wood treatment plant was assessed a $1,500 administrative penalty during the year for constructing a new kiln in 2003 before its air permit was amended to authorize the addition.

Compliance with Toxicity Regulations


Eurocan Pulp & Paper
(%)
100
80
60
40
20
0
01 02 03 04 05


Cariboo Pulp & Paper
(%)
100
80
60
40
20
0
01 02 03 04 05


Hinton Pulp
(%)
100
80
60
40
20
0
01 02 03 04 05

Total Suspended Solids (TSS)


Eurocan Pulp & Paper
(milligrams per litre)
250
200 Permit Level
200
150
100
50
0
01 02 03 04 05


Cariboo Pulp & Paper
(kilograms per day)
12000
10900 Permit Level
10000
8000
6000
4000
2000
0
01 02 03 04 05


Hinton Pulp
(kilograms per day)
6000
5500 Permit Level
5000
4000
3000
2000
1000
0
01 02 03 04 05

Biochemical Oxygen Demand (BOD)


Eurocan Pulp & Paper
(milligrams per litre)
150
130 Permit Level
120
90
60
30
0
01 02 03 04 05


Cariboo Pulp & Paper
(kilograms per day)
8000
7750 Permit Level
7000
6000
5000
4000
3000
2000
1000
0
01 02 03 04 05


Hinton Pulp
(kilograms per day)
4000
3500
3300 Permit Level
3000
2500
2000
1500
1000
500
0
01 02 03 04 05



Alberta Newsprint
(%)
100
80
60
40
20
0
01 02 03 04 05



Slave Lake Pulp
(%)
100
80
60
40
20
0
01 02 03 04 05



Quesnel River Pulp
(%)
100
80
60
40
20
0
01 02 03 04 05



Alberta Newsprint
(kilograms per day)
4000
3500 Permit Level
3500
3000
2500
2000
1500
1000
500
0
01 02 03 04 05



Slave Lake Pulp
(kilograms per day)
3000
2800 Permit Level
2500
2500 Permit Level
2000
1500
1000
500
0
01 02 03 04 05



Quesnel River Pulp
(milligrams per litre)
1000
938 Permit Level
800
600
400
200
0
01 02 03 04 05



Alberta Newsprint
(kilograms per day)
2500
2100 Permit Level
2000
1500
1000
500
0
01 02 03 04 05



Slave Lake Pulp
(kilograms per day)
2000
1500
1000
1050 Permit Level
500
0
01 02 03 04 05



Quesnel River Pulp
(milligrams per litre)
400
350
300
250
200
150
100
50
0
01 02 03 04 05

SIX YEAR FINANCIAL REVIEW

($ millions, except as otherwise indicated)

	2005	2004	2003	2002	2001	2000
Earnings						
Sales	**3,576.7**	2,400.0	1,920.6	1,985.8	1,851.5	1,742.6
Cost of product sold	**2,321.8**	1,359.6	1,287.7	1,243.8	1,181.3	1,077.3
Freight and other distribution costs	**542.0**	346.3	300.5	286.2	265.0	233.0
Countervailing and antidumping duties	**151.4**	155.6	112.0	67.4	24.2	4.8
Amortization	**255.4**	153.9	142.3	135.4	123.3	124.0
Selling, general and administrative	**120.3**	71.9	60.2	69.1	70.5	60.4
Share option expense	**(5.7)**	25.1	8.9	—	—	—
Recovery of prior year export duties	**–**	—	—	(25.0)	—	—
Operating earnings	**191.5**	287.6	9.0	208.9	187.2	243.1
Interest expense	**(48.4)**	(16.0)	(16.9)	(32.6)	(33.5)	(26.5)
Exchange gain (loss) on long-term debt	**13.9**	26.6	40.8	5.5	(26.6)	(19.4)
Other income (expense)	**(5.6)**	(1.4)	3.3	3.4	4.7	(13.5)
Income tax (expense) recovery	**(42.3)**	(84.8)	6.9	(56.2)	(34.5)	(72.6)
Earnings from continuing operations	**109.1**	212.0	43.1	129.0	97.3	111.1
Earnings from discontinued operations	**–**	—	—	8.5	17.6	9.6
Non-controlling interest	**(1.4)**	—	—	—	—	—
Earnings	**107.7**	212.0	43.1	137.5	114.9	120.7
Cash provided from operations	**29.7**	395.1	151.7	178.3	277.4	163.4
Capital expenditures & acquisitions	**224.4**	1,264.0	85.4	123.4	142.8	176.0
Financial position						
Working capital	**370.4**	402.8	525.5	480.1	286.6	321.7
Net capital assets	**2,230.1**	2,344.5	1,245.7	1,317.8	1,332.0	1,273.5
Others assets & deferred charges	**152.3**	103.9	85.6	104.2	101.1	91.4
Goodwill	**263.7**	276.7	—	—	–	—
Net discontinued assets	**–**	—	—	—	122.1	305.0
Net assets	**3,016.5**	3,127.9	1,856.8	1,902.1	1,841.8	1,991.6
Long-term debt	**623.9**	735.5	287.0	337.7	359.6	570.6
Other liabilities & future income taxes	**526.7**	610.9	248.6	266.8	306.4	310.2
Shareholders' equity	**1,865.9**	1,781.5	1,321.2	1,297.6	1,175.8	1,110.8
Non-current liabilities & equity	**3,016.5**	3,127.9	1,856.8	1,902.1	1,841.8	1,991.6

	2005	2004	2003	2002	2001	2000
Per common share (dollars)						
Diluted EPS	**2.49**	5.36	1.16	3.70	2.73	3.90
Diluted EPS from continuing operations	**2.49**	5.36	1.16	3.47	2.59	3.66
Common shareholders' equity	**43.64**	41.68	35.85	35.23	32.01	30.25
Price range -high	**54.87**	55.10	40.55	40.91	31.77	31.82
-low	**38.30**	36.16	29.25	26.27	21.07	17.35
-close	**41.22**	48.20	38.00	31.82	31.77	22.11
Cash dividends Declared	**0.56**	0.56	0.56	0.51	0.46	0.46
Shares outstanding at year end ('000s)	**42,757**	42,745	36,857	33,483	30,360	30,345
Ratios						
Return on capital employed	**3.9%**	8.8%	0.7%	7.6%	7.7%	7.8%
EBITDA margin	**12.5%**	18.4%	7.9%	17.3%	16.8%	21.1%
Return on common shareholder's equity	**5.9%**	14.9%	3.3%	11.1%	10.1%	11.3%
Net debt to capitalization	**29.4%**	25.3%	2.5%	11.3%	21.8%	38.8%
Number of employees at year end	**6,900**	7,000	4,100	4,000	3,800	3,800
Production						
Lumber (MMfbm)	**4,212**	2,772	2,594	2,347	2,012	1,713
Linerboard (Mtonnes)	**337**	341	205	305	305	318
Kraft paper (Mtonnes)	**112**	105	75	105	102	111
Pulp (Mtonnes)	**1,132**	522	523	397	361	363
Newsprint (Mtonnes)	**130**	135	127	128	120	123
MDF (3/4" MMsf)	**294**	285	261	249	250	240
Plywood (3/8" MMsf)	**721**	249	248	235	248	246
LVL (Mcf)	**3,179**	—	—	—	—	—

CORPORATE INFORMATION

Directors

Henry H. Ketcham	Chairman of the Board, President and Chief Executive Officer
Clark S. Binkley	Managing Director, International Forestry Investment Advisors (advisory services)
J. Duncan Gibson	Investor
William H. Ketcham	Managing Director, Serafin Partners LLP (private investment)
William P. Ketcham	Chairman of the Board Henry H. Ketcham Lumber Co., Inc. (private investment)
Harald H. Ludwig	President, Macluan Capital Corporation (diversified manufacturing)
Brian F. MacNeill	Chairman, Petro-Canada Inc. (energy, exploration, development, refining and marketing)
Robert L. Phillips	Corporate Director
Janice G. Rennie	Independent Investor, Director and Business Advisor

Officers

Henry H. Ketcham	Chairman of the Board, President and Chief Executive Officer
Gerald J. Miller	Executive Vice-President, Pulp and Paper
Martti Solin	Executive Vice-President, Finance and Chief Financial Officer
Gary W. Townsend	Executive Vice-President, Solid Wood Products
D. Wayne Clogg	Vice-President, Woodlands
Richard Franko	Vice-President, Export Lumber Sales and Market Development
Rodger M. Hutchinson	Vice-President, Corporate Controller
William H. LeGrow	Vice-President, Transportation and Energy
Christopher D. McIver	Vice-President, Lumber Sales
Edward R. Seraphim	Vice-President, Pulp and Paper Sales
Zoltan F. Szucs	Vice-President, Panelboard
Larry S. Hughes	Secretary; Partner, Lang Michener LLP (lawyers)

Shareholder Information

Annual General Meeting
The Annual General Meeting of the shareholders of the Company will be held on April 26, 2006 at 11:00 a.m. at the Fairmont Hotel Macdonald in Edmonton, Alberta.

Auditors
PricewaterhouseCoopers LLP
Vancouver,
British Columbia

Legal Counsel
Lang Michener LLP
Vancouver,
British Columbia

Transfer Agent
CIBC Mellon Trust Company
Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax

Filings
www.sedar.com
Shares Listed
Toronto Stock Exchange
Symbol: WFT

Number of Common Shares Outstanding
42,756,992

Investor Contacts
Martti Solin
Executive Vice-President, Finance and CFO

Rodger Hutchinson
Vice-President, Corporate Controller
Tel: (604) 895-2700
Fax: (604) 681-6061

e-mail:
shareholder@westfraser.com
www.westfraser.com

Corporate Office

858 Beatty Street,
Suite 501, Vancouver,
British Columbia
V6B 1C1 Canada
Tel: (604) 895-2700
Fax: (604) 681-6061

Sales

North American Lumber
1250 Brownmiller Road
Quesnel, British Columbia
V2J 6P5 Canada
Tel: (250) 992-9254
Fax: (250) 992-3034

Export Lumber
858 Beatty Street,
Suite 201, Vancouver,
British Columbia
V6B 1C1 Canada
Tel: (604) 895-2700
Fax: (604) 681-6061

Southern Yellow Pine Lumber
401 Thomas Road,
Suite 2
West Monroe, Louisiana
71292 USA
Tel: (318) 340-6016
Fax: (318) 340-6053

Laminated Veneer Lumber
100A 9705 Horton Road SW
Calgary, Alberta
T2V 2X5 Canada
Tel: (403) 250-1770
Fax: (403) 250-3877

MDF
140-6325 103 Street
Edmonton, Alberta
T6H 5H6 Canada
Tel: (780) 413-8900
Fax: (780) 413-8910

Plywood
1250 Brownmiller Road
Quesnel, British Columbia
V2J 6P5 Canada
Tel: (250) 992-9254
Fax: (250) 992-3034

Pulp & Paper
858 Beatty Street,
Suite 501, Vancouver,
British Columbia
V6B 1C1 Canada
Tel: (604) 895-2700
Fax: (604) 681-6061

Newsprint
2900-650 W Georgia St.
Vancouver,
British Columbia
V6B 4N8 Canada
Tel: (604) 681-8817
Fax: (604) 681-8861

Operations

Solid Wood
1250 Brownmiller Road
Quesnel, British Columbia
V2J 6P5 Canada
Tel: (250) 992-9244
Fax: (250) 992-9233

West Fraser (South) Inc.
401 Thomas Road,
Suite 2
West Monroe, Louisiana
71292 USA
Tel: (318) 340-6000
Fax: (318) 340-6064

MDF
WestPine
300 Carradice Road
Quesnel, British Columbia
V2J 5Z7 Canada
Tel: (250) 991-7100
Fax: (250) 991-7115

Ranger Board
Box 2000
Whitecourt, Alberta
T7S 1P9 Canada
Tel: (780) 648-6333
Fax: (780) 648-6397

Pulp & Paper
Cariboo Pulp & Paper
P.O. Box 7500
Quesnel, British Columbia
V2J 3J6 Canada
Tel: (250) 992-0200
Fax: (250) 992-2164

Eurocan Pulp & Paper
P.O. Box 1400
Eurocan Way
Kitimat, British Columbia
V8C 2H1 Canada
Tel: (250) 632-6111
Fax: (250) 639-3486

Quesnel River Pulp
1000 Finning Road
Quesnel, British Columbia
V2J 6A1 Canada
Tel: (250) 992-8919
Fax: (250) 992-2612

Hinton Pulp
760 Switzer Drive
Hinton, Alberta
T7V 1V7 Canada
Tel: (780) 865-2251
Fax: (780) 865-6666

Slave Lake Pulp
P.O. Box 1790
Slave Lake, Alberta
T0G 2A0 Canada
Tel: (780) 849-7777
Fax: (780) 849-7725

Alberta Newsprint Company
Postal Bag 9000
Whitecourt, Alberta
T7S 1P9 Canada
Tel: (780) 778-7000
Fax: (780) 778-7070

GLOSSARY OF INDUSTRY TERMS

AAC Annual Allowable Cut The volume of timber that may be harvested annually from a specific timber tenure.

BOD Biochemical Oxygen Demand A measurement of the oxygen consumption of organic material in pulp mill effluent, which gives an indication of its effect on the waters the effluent is discharged into.

BCTMP Bleached Chemi-thermomechanical Pulp

Burner A wood waste incinerator.

Dimension Lumber Standard commodity lumber ranging in sizes from 1x3's to 2x12's, in various lengths.

EBITDA Refers to operating earnings plus amortization of property, plant, equipment and timber.

Environmental Audit A systematic examination of industrial operations used to measure compliance with regulations, policy and good industrial practice.

FMA Forest Management Agreement An FMA is granted by the Alberta government and entitles the holder to establish, grow and harvest timber on specified lands.

Forest Management Unit An area of forest land designated by the Minister of Environmental Protection of Alberta as a management unit.

Greenhouse Gases A gas that absorbs and re-emits infared radiation, warming the earth's surface.

Laminated Veneer Lumber Large sheets of veneer bonded together with resin, then cut to lumber-equivalent sizes.

M^3 A solid cubic metre, a unit of measure for timber, equal to approximately 35 cubic feet.

Mcf One thousand cubic feet. A unit of measure for laminated veneer lumber.

MDF Medium Density Fibreboard A composite product made from wood fibre.

MIR Medical Incident Rate A benchmark for injury prevention performance in an industrial setting. In general, correlates the number of employees injured as a result of work-related duties with the overall number of hours worked on site.

MFBM One thousand board feet (equivalent to one thousand square feet of lumber, one inch thick). **MMFBM** means one million board feet.

MSF A unit of measure for MDF and plywood equal to one thousand square feet on a 3/4 inch basis for MDF and on a 3/8 inch basis for plywood. **MMsf** means one million square feet.

Net Debt to Capitalization Net debt (total debt less cash and short-term investments) divided by net debt plus shareholder's equity.

NBSK Northern Bleached Softwood Kraft Pulp

ODT Oven Dried Tonne A unit of measure for wood chips representing one oven dried metric tonne.

Return on Capital Employed Earnings before after-tax financing expense divided by average assets less average current non-interest bearing liabilities.

Return on Common Shareholders' Equity Earnings available to common shareholders divided by average common share capital plus average retained earnings.

SPF Lumber produced from spruce/pine/balsam fir species.

Sustained Yield The yield that a forest can produce in perpetuity at a given intensity of management without impairment of the land's productivity, with the intent that there will be a balance between timber growth and harvesting on a sustainable basis.

SYP Lumber produced from southern yellow pine species.

TFL Tree Farm Licence Granted by the Ministry of Forests in British Columbia to a licensee who undertakes to manage an area of forest land to yield an annual harvest on a sustained yield basis.

TSA Timber Supply Area Forest land designated by the Ministry of Forests of British Columbia and allocated an AAC from which non-area based timber tenures are granted.

Tonne A unit of weight in the metric system equal to one thousand kilograms or approximately 2,204 pounds. **Mtonne** means one thousand tonnes.

TSS Total Suspended Solids The total of all settable and non-settable solids in a sample of wastewater, measured in milligrams per litre by weight.

Wood Residuals Wood byproducts generated in sawmills that cannot be used for pulp, including sawdust and fine wood.

PRODUCED BY FORWORDS COMMUNICATION INC. / DESIGN: IDEASTREAM DESIGN INC.



West Fraser Timber Co. Ltd.
Tel: 604.895.2700
Fax: 604.681.6061
www.westfraser.com

PRINTED IN CANADA

END